As filed with the Securities and Exchange Commission on July 6, 2005

Registration Nos. 333-

No. 811-07753

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No.
Post-Effective Amendment No.

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 6

SEPARATE ACCOUNT VA-7

(Exact Name of Registrant)

TRANSAMERICA LIFE INSURANCE COMPANY

(Name of Depositor)

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY

(Former Name of Depositor)

4333 Edgewood Road NE

Cedar Rapids, IA 52499-0001

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number, including Area Code: (319) 297-8468

Name and Address of Agent for Service:	Copy to:

DARIN D. SMITH, Esq.	FREDERICK R. BELLAMY, Esq.
Transamerica Life Insurance Company	Sutherland, Asbill & Brennan LLP
4333 Edgewood Road NE	1275 Pennsylvania Avenue, N.W.
Cedar Rapids, IA 52499-4240	Washington, D.C. 20004-2415

Title of Securities Being Registered:  Flexible Premium Variable Annuity Policies

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of the Registration statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Prospectus, Supplements and Exhibits for the Transamerica Bounty® Variable Annuity are hereby incorporated by reference to the Post-Effective Amendment No. 4 to the Form N-4 Registration Statement (333-57697; 811-08835) filed on April 25, 2001.

TRANSAMERICA BOUNTY® VARIABLE ANNUITY

A Flexible Premium Deferred Variable Annuity

Issued by

Transamerica Life Insurance Company

(Formerly Transamerica Life Insurance and Annuity Company)

Supplement Dated September 30, 2005

to the

Prospectus dated May 1, 2001

Transamerica Life Insurance and Annuity Company will be merged with and into Transamerica Life Insurance Company (“TLIC”) on or about October 1, 2005. TLIC was incorporated under the laws of the State of Iowa on or about April 19, 1961 as NN Investors Life Insurance Company . It is engaged in the sale of life and health insurance and annuity policies. TLIC is a Transamerica Company and a wholly-owned indirect subsidiary of AEGON USA, Inc., which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of AEGON USA, Inc. is indirectly owned by AEGON N.V. of The Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged in primarily in the insurance business. TLIC is licensed in all states except New York, the District of Columbia and Guam.

Transamerica Life Insurance and Annuity Company and TLIC are affiliates. Please note that the merger will not affect your rights under your contract, there are no income tax consequences for you due to the merger, and you will not be charged any additional fees or expenses as a result of the merger. You may contract TLIC at (800) 525-6205.

The following hereby amends and to the extent inconsistent replaces, the corresponding Fee Table and Examples beginning on page six of the prospectus:

ANNUITY CONTRACT FEE TABLE AND EXPENSE EXAMPLES(1)

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer cash value between investment choices. State premium taxes may also be deducted, and excess interest adjustments may be made to amounts surrendered or applied to annuity payment options from cash value from the general account.

Contract Owner Transaction Expenses:
Sales Load Imposed On Purchase Payments	0%
Maximum Contingent Deferred Sales Load	0%
Transfer Fee(2)	$0 - $10

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including portfolio fees and expenses.

Annual Account Fee(3)	$0 - $30
Variable Account Annual Expenses (as a percentage of the variable accumulated value)(4):
Mortality and Expense Risk Charge	1.25%
Administrative Expense Charge(5)	0.15% - 0.35%
Total Variable Account Annual Expenses	1.40% - 1.60%
Optional Rider Fees:
Guaranteed Minimum Death Benefit (GMDB), if elected(6)	0.20%
GMDB & Guaranteed Minimum Income Benefit (GMIB), if elected(6)	0.40%

The next item shows the minimum and maximum total operating expenses charged by the portfolio companies for the year ended December 31, 2004 (before any fee waiver or expense reimbursements). Expenses may be higher or lower in the future years. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

Total Portfolio Annual Operating Expenses:(7)	Minimum	Maximum
Expenses that are deducted from portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses.	0.39%	1.71%

This Example is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity policies. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and portfolio fees and expenses.

The Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the maximum fees and expenses of any of the portfolios, and the highest combination of separate account expenses and optional rider fees (including any riders offered by supplement). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Example(8)	1 Year	3 Years	5 Years	10 Years
If the contract is surrendered at the end of the applicable time period.	$362	$1102	$1863	$3861
If the contract is annuitized at the end of the applicable time period or if you do not surrender your contract.	$362	$1102	$1863	$3861

For information concerning compensation paid for the sale of the policies, see DISTRIBUTION OF THE CONTRACT on page 28 of the prospectus.

(1)	During the annuitization phase the fees may be different than those described in the Fee Table. See CHARGES, FEES AND DEDUCTIONS beginning on page 26 of the prospectus.
(2)	The transfer fee, if any is imposed, applies to each contract, regardless of how contract value is allocated among the variable account and the general account options. There is no fee for the first 18 transfers per year. For additional transfers, Transamerica may charge a fee of $10 per transfer.
(3)	The account fee applies to the general account and the variable sub-accounts, and is assessed on a pro rata basis relative to each account’s contract value as a percentage of the contract’s total policy value. The annual service charge is deducted on each policy anniversary and at the time of full surrender. We may waive the service charge in certain instances. The account fee is $30 per contract year. This fee will be waived for account values over $50,000.
(4)	The variable account annual expenses do not apply to the general account options.
(5)	The current annual administrative expense charge of 0.15% may be increased to no more than 0.35%.
(6)	If you elect a rider, we deduct the rider fee at the rate of 1/12 of the annual rate at the end of each contract month based on the account value at that time. Note: The GMIB Rider can only be elected together with the GMDB Rider.
(7)	The fee table information relating to the underlying fund portfolios is for the year ending December 31, 2004 (unless otherwise noted) and was provided to Transamerica by the underlying fund portfolios, their investment advisors or managers, and Transamerica has not and cannot independently verify the accuracy or completeness of such information. Actual future expenses of the portfolios may be greater or less than those shown in the Fee Table.
(8)	The Example does not reflect premium tax charges or transfer fees. Different fees and expense not reflected in the Example may be assessed during the annuitization phase of the contract.

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Please remember that the Example is an illustration and does not represent past or future expenses. Your actual expenses may be lower or higher than those reflected in the Example. Similarly, your rate of return may be more or less than the 5% assumed in the Example.

The following hereby amends and to the extent inconsistent replaces, TRANSFERS beginning on page 20 of the prospectus:

Disruptive Trading and Market Timing

Statement of Policy. This variable insurance product was not designed for the use of market timers or other investors who make programmed, large, frequent, or short-term transfers. Such transfers may be disruptive to the underlying fund portfolios and increase transaction costs.

Market timing and other programmed, large, frequent, or short-term transfers among the subaccounts or between the subaccounts and the general account can cause risks with adverse effects for other contract owners (and beneficiaries and underlying fund portfolios). These risks and harmful effects include:

(1)	dilution of the interests of long-term investors in a subaccount if purchases or transfers into or out of an underlying fund portfolio are made at prices that do not reflect an accurate value for the underlying fund portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”);

(2)	an adverse effect on portfolio management, such as:

(a)	impeding a portfolio manager’s ability to sustain an investment objective;

(b)	causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or

(c)	causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying fund portfolio; and

(3)	increased brokerage and administrative expenses.

These costs are borne by all contract owners invested in those subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and other transfers and we do not make special arrangements or grant exceptions to accommodate market timing or other potentially disruptive or harmful trading. As discussed herein, we cannot detect or deter all market timing or other potentially disruptive trading. Do not invest with us if you intend to conduct market timing or other potentially disruptive trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying fund portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying fund portfolio will not suffer harm from programmed, large, frequent, or short-term transfers among subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine you are engaged in market timing or other disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other contract owners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms, but under our current policies and procedures will include loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or the Internet to be “expedited” transfers. This means that we would accept only written transfer requests with an original signature transmitted to us only by U.S. mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

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We reserve the right to reject any premium payment or transfer request from any person without prior notice, if, in our judgment, (1) the payment or transfer, or series of transfers, would have a negative impact on an underlying fund portfolio’s operations, or (2) if an underlying fund portfolio would reject or has rejected our purchase order, or (3) because of a history of large or frequent transfers. We may impose other restrictions on transfers, or even prohibit transfers for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. We also reserve the right to reverse a potentially harmful transfer if an underlying fund portfolio refuses or reverses our order; in such instances some contract owners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more variable insurance products that we believe are connected.

In addition to our internal policies and procedures, we will administer your variable insurance product to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying fund portfolios.

Under our current policies and procedures, we do not:

•	impose redemption fees on transfers;

•	expressly limit the number or size of transfers in a given period; or

•	provide a certain number of allowable transfers in a given period.

Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

In the absence of a prophylactic transfer restriction (e.g., expressly limiting the number of trades within a given period), it is likely that some level of market timing will occur before it is detected and steps taken to deter it (although some level of market timing can occur with a prophylactic transfer restriction). As noted above, we do not impose a prophylactic transfer restriction and, therefore, it is likely that, some level of market timing will occur before we are able to detect it and take steps in an attempt to deter it.

Please note that the limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or other disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by contract owners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment options available under this variable insurance product, there is no assurance that we will be able to detect or deter frequent or harmful transfers by such contract owners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or other disruptive trading may be limited by state regulatory bodies and court orders which we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter market timing or other harmful trading that may adversely affect other contract owners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on owners engaging in frequent transfer activity among the investment options under the variable insurance product. In addition, we may not honor transfer requests if any variable investment option that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

Underlying Fund Portfolio Frequent Trading Policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading

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policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted for our variable insurance products to discourage market timing and other programmed, large, frequent, or short-term transfers. Contract owners should be aware that we may not have the contractual ability or the operational capacity to monitor contract owners’ transfer requests and apply the frequent trading policies and procedures of the respective underlying funds that would be affected by the transfers. Accordingly, contract owners and other persons who have material rights under our variable insurance products should assume that the sole protection they may have against potential harm from frequent transfers is the protection, if any, provided by the policies and procedures we have adopted for our variable insurance products to discourage market timing or other disruptive trading.

Omnibus Order. Contract owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other owners of underlying fund portfolio shares, as well as the owners of all of the variable annuity or life insurance policies, including ours, whose variable investment options correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing and other programmed, large, frequent, or short-term transfers, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

The following hereby amends, and to the extent inconsistent replaces, the corresponding Condensed Financial Information in Appendix C of the prospectus:

APPENDIX C

CONDENSED FINANCIAL INFORMATION

The accumulation unit values and the number of accumulation units outstanding for each subaccount from the date of inception are shown in the following tables.

	Year	1.40%
Subaccount		Beginning AUV		Ending AUV		# Units
Transamerica Equity – Initial Class	2004 2003 2002 2001 2000 1999 1998	$ $ $ $ $ $ $	13.17 10.18 13.27 16.34 18.35 13.50 10.00	$ $ $ $ $ $ $	15.04 13.17 10.18 13.27 16.34 18.35 13.50	125,869 154,745.488 182,310.376 245,756.938 295,713 195,941.912 14,417.336

Transamerica Money Market – Initial Class	2004 2003 2002 2001 2000 1999 1998	$ $ $ $ $ $ $	1.10 1.11 1.11 1.08 1.04 1.01 1.00	$ $ $ $ $ $ $	1.10 1.10 1.11 1.11 1.08 1.04 1.01	222,829 292,465.825 419,513.582 1,138,949.524 4,807.116 4,818,036.584 64,111.340

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	Year	1.40%
Subaccount		Beginning AUV		Ending AUV		# Units
Alger American Income & Growth Portfolio – Class O	2004 2003 2002 2001 2000 1999 1998	$ $ $ $ $ $ $	13.02 10.17 14.96 17.71 18.19 12.95 10.00	$ $ $ $ $ $ $	13.85 13.02 10.17 14.96 17.71 18.19 12.95	22,698 27,656.509 32,179.242 46,899.580 69,400 42,051.801 641,633
AllianceBernstein VP Growth and Income Portfolio – Class A	2004 2003 2002 2001 2000 1999 1998	$ $ $ $ $ $ $	15.75 12.05 15.68 15.84 14.11 12.85 10.00	$ $ $ $ $ $ $	17.31 15.75 12.05 15.68 15.84 14.11 12.85	37,222 46,070.382 46,775.664 54,429.591 43,755 16,459.684 617,735
AllianceBernstein VP Large Cap Growth Portfolio – Class A	2004 2003 2002 2001 2000 1999 1998	$ $ $ $ $ $ $	10.26 8.41 12.30 15.06 18.31 14.03 10.00	$ $ $ $ $ $ $	10.99 10.26 8.41 12.30 15.06 18.31 14.03	34,765 52,426.798 67,140.551 106,984.489 142,903 114,045.064 0
Dreyfus VIF-Appreciation Portfolio – Initial Shares	2004 2003 2002 2001 2000 1999 1998	$ $ $ $ $ $ $	11.67 9.72 11.84 13.24 13.51 12.29 10.00	$ $ $ $ $ $ $	12.04 11.67 9.72 11.84 13.24 13.51 12.29	21,172 25,763.896 23,121.745 27,740.657 32,146 29,201.389 0
Dreyfus VIF – Developing Leaders Portfolio – Initial Shares	2004 2003 2002 2001 2000 1999 1998	$ $ $ $ $ $ $	17.70 13.63 17.09 18.46 16.52 13.60 10.00	$ $ $ $ $ $ $	19.43 17.70 13.63 17.09 18.46 16.52 13.60	9,464 10,013.733 12,848.636 29,023.405 29,508 11,099.728 0
Janus Aspen Series Balanced Portfolio – Institutional Shares	2004 2003 2002 2001 2000 1999 1998	$ $ $ $ $ $ $	15.47 13.75 14.91 15.86 16.45 13.16 10.00	$ $ $ $ $ $ $	16.56 15.47 13.75 14.91 15.86 16.45 13.16	46,339 56,187.239 86,874.009 147,214.013 157,657 96,790.875 634,385
Janus Aspen Series Worldwide Growth Portfolio – Institutional Shares	2004 2003 2002 2001 2000 1999 1998	$ $ $ $ $ $ $	12.41 10.15 13.81 18.05 21.71 13.38 10.00	$ $ $ $ $ $ $	12.82 12.41 10.15 13.81 18.05 21.71 13.38	42,782 56,942.663 63,062.810 96,215.504 121,053 68,726.316 410,412

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	Year	1.40%
Subaccount		Beginning AUV		Ending AUV		# Units
MFS® Emerging Growth Series – Initial Class	2004 2003 2002 2001 2000 1999 1998	$ $ $ $ $ $ $	10.96 8.53 13.06 19.91 25.11 14.41 10.00	$ $ $ $ $ $ $	12.20 10.96 8.53 13.06 19.91 25.11 14.41	20,891 25,694.890 28,130.220 45,610.952 64,561 23,445.159 0
MFS® Investors Trust Series – Initial Class	2004 2003 2002 2001 2000 1999 1998	$ $ $ $ $ $ $	9.76 8.10 10.39 12.54 12.74 12.10 10.00	$ $ $ $ $ $ $	10.72 9.76 8.10 10.39 12.54 12.74 12.10	16,750 18,178.145 25,092.156 59,475.175 69,860 40,9880.546 0
MFS® Research Series – Initial Class	2004 2003 2002 2001 2000 1999 1998	$ $ $ $ $ $ $	10.60 8.62 11.58 14.91 15.89 12.99 10.00	$ $ $ $ $ $ $	12.11 10.60 8.62 11.58 14.91 15.89 12.99	7,333 11,979.923 12,205.616 20,955.749 22,088 11,743.481 0
OpCap Managed Portfolio	2004 2003 2002 2001 2000 1999 1998	$ $ $ $ $ $ $	11.62 9.72 11.86 12.65 11.69 10.54 10.00	$ $ $ $ $ $ $	12.75 11.62 9.72 11.86 12.65 11.69 10.54	17,925 23,775.335 60,760.166 86,547.500 61,969 25,169.751 0
OpCap Small Cap Portfolio	2004 2003 2002 2001 2000 1999 1998	$ $ $ $ $ $ $	19.44 13.81 17.88 16.73 11.77 8.97 10.00	$ $ $ $ $ $ $	22.59 19.44 13.81 17.88 16.73 11.77 8.97	11,923 9,474.031 8,151.599 9,527.678 3,618 1,931.363 0
PIMCO VIT StocksPlus Growth and Income Portfolio – Admin Class(1)	2004 2003 2002 2001 2000 1999 1998	$ $ $ $ $ $	8.55 6.65 8.45 9.68 10.85 10.00 N/A	$ $ $ $ $ $	9.35 8.55 6.65 8.45 9.68 10.85 N/A	12,539 14,474.539 22,288.408 44,240.501 42,032 3,974.997 N/A
MS UIF Emerging Markets Equity – Class I(1)	2004 2003 2002 2001 2000 1999 1998	$ $ $ $ $ $	10.57 7.16 7.97 8.65 14.43 10.00 N/A	$ $ $ $ $ $	12.84 10.57 7.16 7.97 8.65 14.43 N/A	14,291 13,140.651 12,768.778 1,712.487 2,063 1,931.363 N/A

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	Year	1.40%
Subaccount		Beginning AUV		Ending AUV		# Units
MS UIF Core Plus Fixed Income – Class I	2004 2003 2002 2001 2000 1999 1998	$ $ $ $ $ $ $	12.82 12.42 11.74 10.89 9.94 10.60 10.00	$ $ $ $ $ $ $	13.19 12.82 12.42 11.74 10.89 9.94 10.60	21,724 26,443.474 54,106.970 40,507.987 58,147 58,090.067 0
MS UIF High Yield – Class I	2004 2003 2002 2001 2000 1999 1998	$ $ $ $ $ $ $	10.83 8.74 9.55 10.14 11.50 10.31 10.00	$ $ $ $ $ $ $	11.69 10.83 8.74 9.55 10.14 11.50 10.31	8,457 13,251.275 23,248.482 16,083.271 23,082 16,733.253 0
MS UIF International Magnum – Class I	2004 2003 2002 2001 2000 1999 1998	$ $ $ $ $ $ $	10.15 8.08 9.85 12.37 14.33 10.71 10.00	$ $ $ $ $ $ $	11.75 10.15 8.08 9.85 12.37 14.33 10.71	11,247 10.149.355 6,405.611 7,030.088 6,896 3,926.790 0

(1)	Subaccount Inception Date September 7, 1999.

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UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA

The following tables show financial information after giving effect to the merger of Transamerica Life Insurance Company and Transamerica Life Insurance and Annuity Company as though it had occurred on an earlier date (which we refer to as “pro forma” information).

The financial information is provided as of December 31, 2004 and for the year ended December 31, 2004. In presenting the pro forma balance sheet, we assumed the merger had occurred December 31, 2004. In presenting the pro form income statement information, we assumed the merger had occurred January 1, 2004.

TLIC and TALIAC

Proforma Consolidated

SUMMARY OF OPERATIONS - December 31, 2004

(Dollars in Thousands)

	TLIC	TALIAC	Elimination	2004 Totals
Revenues:
Premiums and other considerations, net of reinsurance:
Life	$1,189,910	$3,011	$—	$1,192,921
Annuity	2,317,755	2,655,187	—	4,972,942
Accident and health	175,639	(252)	—	175,387
Net investment income	1,375,482	1,005,267	—	2,380,749
Amortization of interest maintenance reserve	15,537	17,364	—	32,901
Commissions and expense allowances on reinsurance ceded	43,118	3,231	—	46,349
Income from fees associated with investment management, administration and contract guarantees for separate accounts	213,584	36,984	—	250,568
Modco reinsurance reserve adjustment	(97,348)	—	—	(97,348)
Coinsurance reserve recapture	643,279	—	—	643,279
Consideration for reinsurance recapture	—	286,705	—	286,705
Other income	26,342	5,601	—	31,943

	5,903,298	4,013,098	—	9,916,396

Benefits and expenses:
Benefits paid or provided for:
Life and accident and health	208,833	7	—	208,840
Surrender benefits	2,151,514	2,653,240	—	4,804,754
Other benefits	691,549	561,592	—	1,253,141
Increase in aggregate reserves for policies and contracts:
Life	406,919	1,181	—	408,100
Annuity	1,005,139	(367,352)	—	637,787
Accident and health	97,704	—	—	97,704

	4,561,658	2,848,668	—	7,410,326

Insurance expenses:
Commissions	382,672	65,038	—	447,710
General insurance expenses	114,914	111,862	—	226,776
Taxes, licenses and fees	32,694	6,764	—	39,458
Net transfers to separate accounts	571,306	450,882	—	1,022,188
Reinsurance transaction initial consideration	—	—	—	—
Reinsurance reserve recapture	—	293,942	—	293,942
Other expenses	133,017	62,750	—	195,767

	1,234,603	991,238	—	2,225,841

Total benefits and expenses	5,796,261	3,839,906	—	9,636,167

Gain (loss) from operations before dividends to policyholders, federal income tax expense and net realized capital gains (losses) on investments	107,037	173,192	—	280,229
Dividends to policyholders	277	262	—	539

Gain (loss) from operations before federal income tax expense and net realized capital gains (losses)	106,760	172,930	—	279,690
Federal income tax expense	17,344	60,973	—	78,317

Gain (loss) from operations before net realized capital gains (losses) on investments	89,416	111,957	—	201,373
Net realized capital gains (losses) on investments (net of related federal income taxes and amounts transferred to/from interest maintenance reserve)	39,359	26,432	—	65,791

Net income (loss)	$128,775	$138,389	$—	$267,164

Capital and Surplus
Balance at December 31, 2003	$1,375,231	$1,153,428	$(118,272)	$2,410,387
Net Income	128,775	138,389	—	267,164
Change in unrealized capital gains/losses	26,751	33,765	(53,209)	7,307
Change in non-admitted assets	57,955	13,622	—	71,577
Change in asset valuation reserve	(184,440)	(35,889)	—	(220,329)
Change in surplus in separate accounts	493	67	—	560
Change in provision for reinsurance in unauthorized companies	(136)	—	—	(136)
Change in net deferred income tax asset	(21,322)	(22,208)	—	(43,530)
Issuance of common stock in connection with statutory merger	—	—	—	—
Capital contribution	490,000	—	—	490,000
Dividend to stockholder	—	(400,000)	—	(400,000)
Change in reserves on account of change in valuation basis	1,423	—	—	1,423
Reinsurance transactions	(11,008)	(3,416)	—	(14,424)
Contributed surplus related to stock appreciation rights plan of indirect parent	613	—	—	613

Balance at December 31, 2004	$1,864,335	$877,758	$(171,481)	$2,570,612

TLIC and TALIAC

Proforma Consolidated

Balance Sheet - December 31, 2004

(Dollars in Thousands)

	TLIC	TALIAC	Elimination	December 31, 2004 Total
ADMITTED ASSETS
Cash and invested assets:
Cash and short-term investments	$1,083,915	$213,457	$—	$1,297,372
Bonds	23,378,296	15,103,851	—	38,482,147
Preferred stocks:
Affiliated entities	1,102	—	—	1,102
Other	120,241	358,139	—	478,380
Common stocks:
Affiliated entities	884	256,329	(171,481)	85,732
Other	164,778	75,673	—	240,451
Mortgage loans on real estate	3,907,422	1,840,352	—	5,747,774
Real estate:
Home office properties	6,692	—	—	6,692
Properties held for production of income	5,538	—	—	5,538
Properties held for sale	24,523	—	—	24,523
Policy loans	79,894	36,358	—	116,252
Receivable for securities	27,623	3,223	—	30,846
Other invested assets	847,895	52,817	—	900,712

Total cash and invested assets	29,648,803	17,940,199	(171,481)	47,417,521

Premiums deferred and uncollected	21,015	—	—	21,015
Accrued investment income	346,572	409,568	—	756,140
Reinsurance receivable	1,170	173	—	1,343
Federal and foreign income tax recoverable	—	2,705	—	2,705
Net deferred income tax asset	68,033	33,316	—	101,349
Receivable from parent, subsidiaries, and affiliates	47,800	44,599	—	92,399
Other admitted assets	73,130	28,437	—	101,567
Separate account assets	13,878,229	7,084,644	—	20,962,873

Total admitted assets	$44,084,752	$25,543,641	$(171,481)	$69,456,912

	TLIC	TALIAC	Elimination	December 31, 2004 Total
LIABILITIES AND CAPITAL AND SURPLUS
Liabilities:
Aggregate reserves for policies and contracts:
Life	$3,946,111	$16,664	$—	$3,962,775
Annuity	14,791,947	14,084,660	—	28,876,607
Accident & health	627,835	—	—	627,835
Policy and contract claim reserves:
Life	28,606	10	—	28,616
Accident & health	36,691	—	—	36,691
Liabilities for deposit-type contracts	6,540,314	2,232,002	—	8,772,316
Municipal reverse repurchase agreements	—	23,127	—	23,127
Other policyholders’ funds	2,592	281	—	2,873
Remittances and items not allocated	72,439	32,952	—	105,391
Asset valuation reserve	344,254	172,161	—	516,415
Interest maintenance reserve	91,286	99,823	—	191,109
Other liabilities	372,879	73,153	—	446,032
Reinsurance in unauthorized companies	253	—	—	253
Funds held under coinsurance and other reinsurance treaties	712,272	604,758	—	1,317,030
Transfers from separate accounts due or accrued	(476,452)	5,784	—	(470,668)
Federal and foreign income taxes payable	8,068	—	—	8,068
Payable for securities	1,270,919	179,904	—	1,450,823
Payable to affiliates	12,193	56,027	—	68,220
Separate account liabilities	13,838,210	7,084,577	—	20,922,787

Total liabilities	42,220,417	24,665,883	—	66,886,300

Capital and surplus:
Common stock	2,578	2,500	(2,843)	2,235
Preferred stock	425	—	—	425
Surplus notes	575,000	—	—	575,000
Paid-in surplus	1,370,322	668,816	(179,410)	1,859,728
Unassigned surplus (deficit)	(83,990)	206,442	10,772	133,224

Total capital and surplus	1,864,335	877,758	(171,481)	2,570,612

Total liabilities and capital and surplus	$44,084,752	$25,543,641	$(171,481)	$69,456,912

*	This balance sheet is a consolidation of the December 31, 2004 NAIC Annual Statement balance sheets for Transamerica Life Insurance Company and Transamerica Life Insurance and Annuity Company.

FINANCIAL STATEMENTS AND SCHEDULES – STATUTORY BASIS

Transamerica Life Insurance Company

Years Ended December 31, 2004, 2003, and 2002

Transamerica Life Insurance Company

Financial Statements and Schedules– Statutory Basis

Years Ended December 31, 2004, 2003, and 2002

Report of Independent Registered Public Accounting Firm

The Board of Directors

Transamerica Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of Transamerica Life Insurance Company (an indirect wholly-owned subsidiary of AEGON N.V.) as of December 31, 2004 and 2003, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2004. Our audits also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, whose practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States also are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Transamerica Life Insurance Company at December 31, 2004 and 2003, or the results of its operations or its cash flow for each of the three years in the period ended December 31, 2004.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Life Insurance Company at December 31, 2004 and 2003, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 2004, in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the financial statements, in 2002 Transamerica Life Insurance Company changed various accounting policies to be in accordance with Actuarial Guideline 39. Also as described in Note 2 to the financial statements, in 2003 Transamerica Life Insurance Company changed its accounting policy for derivative instruments and changed various accounting policies to be in accordance with Actuarial Guideline 38.

/s/ Ernst & Young LLP

Des Moines, Iowa

February 18, 2005

Transamerica Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

	December 31
	2004	2003
		Restated
Admitted assets
Cash and invested assets:
Cash and short-term investments	$1,083,915	$180,965
Bonds	23,378,296	21,237,543
Preferred stocks:
Affiliated entities	1,102	944
Other	120,241	98,178
Common stocks:
Affiliated entities (cost: 2004 - $24,063; 2003 - $24,063)	884	881
Other (cost: 2004 - $153,940; 2003 - $125,365)	164,778	127,048
Mortgage loans on real estate	3,907,422	3,585,272
Real estate:
Home office properties	6,692	6,919
Properties held for production of income	5,538	23,303
Properties held for sale	24,523	16,792
Policy loans	79,894	76,455
Receivable for securities	27,623	187,855
Other invested assets	847,895	621,906

Total cash and invested assets	29,648,803	26,164,061
Premiums deferred and uncollected	21,015	19,154
Accrued investment income	346,572	334,741
Reinsurance receivable	1,170	1,862
Federal and foreign income tax recoverable	—	5,086
Net deferred income tax asset	68,033	76,844
Receivable from parent, subsidiaries, and affiliates	47,800	—
Other admitted assets	73,130	27,415
Separate account assets	13,878,229	12,262,847

Total admitted assets	$44,084,752	$38,892,010

	December 31
	2004	2003
		Restated
Liabilities and capital and surplus
Liabilities:
Aggregate reserves for policies and contracts:
Life	$3,946,111	$3,540,615
Annuity	14,791,947	13,786,889
Accident and health	627,835	530,131
Policy and contract claim reserves:
Life	28,606	20,918
Accident and health	36,691	26,686
Liabilities for deposit-type contracts	6,540,314	6,935,643
Other policyholders’ funds	2,592	2,984
Remittances and items not allocated	72,439	123,918
Asset valuation reserve	344,254	159,814
Interest maintenance reserve	91,286	57,984
Other liabilities	372,879	361,535
Reinsurance in unauthorized companies	253	117
Funds held under coinsurance and other reinsurance treaties	712,272	71,495
Transfers from separate accounts due or accrued	(476,452)	(523,760)
Federal and foreign income taxes payable	8,068	—
Payable for securities	1,270,919	182,974
Payable to affiliates	12,193	21,093
Separate account liabilities	13,838,210	12,217,743

Total liabilities	42,220,417	37,516,779

Capital and surplus:
Common stock, $10 per share par value, 500,000 shares authorized, 257,795 issued and outstanding shares at December 31, 2004, 223,500 issued and outstanding at December 31, 2003	2,578	2,235
Preferred stock, $10 per share par value, 42,500 shares authorized, issued and outstanding (total liquidation value—$58,000)	425	425
Surplus notes	575,000	575,000
Paid-in surplus	1,370,322	880,322
Unassigned surplus (deficit)	(83,990)	(82,751)

Total capital and surplus	1,864,335	1,375,231

Total liabilities and capital and surplus	$44,084,752	$38,892,010

See accompanying notes.

Transamerica Life Insurance Company

Statements of Operations – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2004	2003	2002
		Restated	Restated
Revenues:
Premiums and other considerations, net of reinsurance:
Life	$1,189,910	$618,734	$599,574
Annuity	2,317,755	5,058,195	8,304,910
Accident and health	175,639	187,118	161,306
Net investment income	1,375,482	1,307,877	1,143,069
Amortization of interest maintenance reserve	15,537	10,261	1,091
Commissions and expense allowances on reinsurance ceded	43,118	22,092	29,704
Income from fees associated with investment management, administration and contract guarantees for separate accounts	213,584	168,774	81,946
Modco reinsurance reserve adjustment	(97,348)	1,580,949	174,818
Coinsurance reserve recapture	643,279	—	—
Other income	26,342	38,701	8,029

	5,903,298	8,992,701	10,504,447
Benefits and expenses:
Benefits paid or provided for:
Life and accident and health	208,833	195,629	189,961
Surrender benefits	2,151,514	1,235,635	982,460
Other benefits	691,468	532,139	485,201
Increase in aggregate reserves for policies and contracts:
Life	406,919	387,096	224,416
Annuity	1,005,058	1,933,314	4,297,149
Accident and health	97,704	63,113	82,784

	4,561,658	4,346,926	6,261,971
Insurance expenses:
Commissions	382,672	451,460	545,898
General insurance expenses	114,914	120,276	132,556
Taxes, licenses and fees	32,694	23,643	18,606
Net transfers to separate accounts	571,306	2,079,436	3,540,518
Reinsurance transaction initial consideration	–	1,587,431	–
Other expenses	133,017	108,747	24,468

	1,234,603	4,370,993	4,262,046

Total benefits and expenses	5,796,261	8,717,919	10,524,017

Gain (loss) from operations before dividends to policyholders, federal income tax expense and net realized capital gains (losses) on investments	107,037	274,782	(19,570)
Dividends to policyholders	277	423	497

Gain (loss) from operations before federal income tax expense and net realized capital gains (losses)	106,760	274,359	(20,067)
Federal income tax expense	17,344	59,029	15,166

Gain (loss) from operations before net realized capital gains (losses) on investments	89,416	215,330	(35,233)
Net realized capital gains (losses) on investments (net of related federal income taxes and amounts transferred to/from interest maintenance reserve)	39,359	(48,181)	(100,243)

Net income (loss)	$128,775	$167,149	$(135,476)

See accompanying notes.

Transamerica Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Common Stock	Preferred Stock	Surplus Notes	Paid-in Surplus	Unassigned Surplus (Deficit)	Total Capital and Surplus
Balance at January 1, 2002
Transamerica Life Insurance Company	$2,235	$425	$—	$534,282	$212,296	$749,238
Transamerica Assurance Company	2,500	—	—	87,840	(50,909)	39,431
Merger adjustment	(2,500)	—	—	2,500	—	—

As restated	2,235	425	—	624,622	161,387	788,669
Net loss	—	—	—	—	(135,476)	(135,476)
Change in net unrealized capital gains/losses	—	—	—	—	(76,803)	(76,803)
Change in non-admitted assets	—	—	—	—	(43,027)	(43,027)
Change in asset valuation reserve	—	—	—	—	(2,514)	(2,514)
Tax benefit on stock options exercised	—	—	—	—	106	106
Change in surplus in separate accounts	—	—	—	—	(2,521)	(2,521)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	(1,848)	(1,848)
Change in net deferred income tax asset	—	—	—	—	115,656	115,656
Cumulative effect of changes in accounting principles	—	—	—	—	(65,363)	(65,363)
Change in reserves on account of change in valuation basis	—	—	—	—	(21,693)	(21,693)
Issuance of surplus notes	—	—	575,000	—	—	575,000
Reinsurance transactions	—	—	—	—	(4,120)	(4,120)
Capital contribution	—	—	—	430,000	—	430,000

Balance at December 31, 2002	2,235	425	575,000	1,054,622	(76,216)	1,556,066
Net income	—	—	—	—	167,149	167,149
Change in net unrealized capital gains/losses	—	—	—	—	18,629	18,629
Change in non-admitted assets	—	—	—	—	48,229	48,229
Change in asset valuation reserve	—	—	—	—	(98,216)	(98,216)
Change in surplus in separate accounts	—	—	—	—	(3,181)	(3,181)
Change in provision for reinsurance in unauthorized companies	—	—	—	—	3,336	3,336
Cumulative effect of change in accounting principles	—	—	—	—	(31,957)	(31,957)
Change in net deferred income tax asset	—	—	—	—	(78,803)	(78,803)
Dividend to stockholder	—	—	—	—	(45,700)	(45,700)
Capital distribution	—	—	—	(254,300)	—	(254,300)
Capital contribution	—	—	—	80,000	—	80,000
Change in reserves on account of change in valuation basis	—	—	—	—	3,572	3,572
Reinsurance transactions	—	—	—	—	10,407	10,407

Balance at December 31, 2003	$2,235	$425	$575,000	$880,322	$(82,751)	$1,375,231

Transamerica Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis (continued)

(Dollars in Thousands)

	Common Stock	Preferred Stock	Surplus Notes	Paid-in Surplus	Unassigned Surplus (Deficit)	Total Capital and Surplus
Balance at December 31, 2003	$2,235	$425	$575,000	$880,322	$(82,751)	$1,375,231
Net income	—	—	—	—	128,775	128,775
Change in net unrealized capital gains/losses	—	—	—	—	26,751	26,751
Change in non-admitted assets	—	—	—	—	57,955	57,955
Change in asset valuation reserve	—	—	—	—	(184,440)	(184,440)
Change in surplus in separate accounts	—	—	—	—	493	493
Change in provision for reinsurance in unauthorized companies	—	—	—	—	(136)	(136)
Change in net deferred income tax asset	—	—	—	—	(21,322)	(21,322)
Issuance of common stock in connection with statutory merger	343	—	—	—	(343)	—
Capital contribution	—	—	—	490,000	—	490,000
Change in reserves on account of change in valuation basis	—	—	—	—	1,423	1,423
Reinsurance transactions	—	—	—	—	(11,008)	(11,008)
Contributed surplus related to stock appreciation rights plan of indirect parent	—	—	—	—	613	613

Balance at December 31, 2004	$2,578	$425	$575,000	$1,370,322	$(83,990)	$1,864,335

See accompanying notes.

Transamerica Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2004	2003	2002
		Restated	Restated
Operating activities
Premiums collected, net of reinsurance	$3,680,325	$5,817,320	$9,028,908
Net investment income	1,428,250	1,332,211	1,097,628
Miscellaneous income	813,730	250,324	325,125
Benefit and loss related payments	(3,452,717)	(2,506,149)	(1,795,692)
Net transfers to separate accounts	(525,852)	(2,279,325)	(3,717,876)
Commissions, expenses paid and aggregate write-ins for deductions	(671,161)	(693,450)	(722,612)
Dividends paid to policyholders	(354)	(431)	(566)
Federal and foreign income taxes paid	(34,146)	(68,581)	(53,330)

Net cash provided by operating activities	1,238,075	1,851,919	4,161,585
Investing activities
Proceeds from investments sold, matured or repaid:
Bonds	17,351,716	23,557,623	20,841,597
Stocks	146,455	35,838	66,237
Mortgage loans	484,773	340,310	142,956
Real estate	22,678	9,555	3,696
Other invested assets	324,408	89,066	70,148
Receivable/payable for securities	1,145,717	146,973	—
Miscellaneous proceeds	3,952	183,401	—

Total investment proceeds	19,479,699	24,362,766	21,124,634
Cost of investments acquired:
Bonds	(19,431,796)	(25,143,592)	(26,832,908)
Stocks	(151,639)	(63,612)	(118,577)
Mortgage loans	(803,164)	(1,289,721)	(739,168)
Real estate	(34)	1,760	(2,261)
Other invested assets	(500,361)	(171,048)	(199,836)
Miscellaneous applications	(37,463)	(262,515)	(176,501)

Total cost of investments acquired	(20,924,459)	(26,928,728)	(28,069,251)
Net increase in policy loans	(3,439)	(2,458)	(2,114)

Net cost of investments acquired	(20,927,896)	(26,931,186)	(28,071,365)

Net cash used in investing activities	(1,448,197)	(2,568,420)	(6,946,731)

Transamerica Life Insurance Company

Statements of Cash Flow – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2004	2003	2002
		Restated	Restated
Financing and miscellaneous activities
Other cash provided:
Capital and surplus paid in	$490,000	$280,000	$805,000
Net deposits and withdrawals on deposit-type contract funds and other liabilities without life or disability contingencies	(2,167)	(166,407)	2,256,359
Other sources	625,239	417,888	157,292

Total cash provided	1,113,072	531,481	3,218,651
Other cash applied:
Dividends paid to stockholder	—	(45,700)	—
Capital distribution	—	(254,300)	—

Total other cash applied	—	(300,000)	—

Net cash provided by financing and miscellaneous activities	1,113,072	231,481	3,218,651

Net increase (decrease) in cash and short-term investments	902,950	(485,020)	433,505
Cash and short-term investments:
Beginning of year	180,965	665,985	232,480

End of year	$1,083,915	$180,965	$665,985

See accompanying notes.

Transamerica Life Insurance Company

Notes to Financial Statements - Statutory Basis

(Dollars in Thousands)

December 31, 2004

1. Organization and Summary of Significant Accounting Policies

Organization

Transamerica Life Insurance Company (the Company) is a stock life insurance company and is owned by AEGON USA, Inc. (86.7% of common shares) and Transamerica Life Insurance and Annuity Company (13.3% of common shares). AEGON USA, Inc. (AEGON) and Transamerica Life Insurance and Annuity Company are both indirect wholly-owned subsidiaries of AEGON N.V., a holding company organized under the laws of The Netherlands.

On October 1, 2004, the Company completed a merger with Transamerica Assurance Company (TAC), which was a wholly-owned subsidiary of an affiliate, Transamerica Life Insurance and Annuity Company (TALIAC). The merger was accounted for in accordance with SSAP No. 68 as a statutory merger. As such, financial statements for periods prior to the merger were combined and the recorded assets, liabilities, and surplus of TAC were carried forward to the merged company. As a result of the merger, TALIAC was issued 34,295 shares of the Company’s common stock. The accompanying financial information is not necessarily indicative of the results that would have been recorded had the merger actually occurred on January 1, 2002, nor is it indicative of future results.

Summarized financial information for the Company and TAC restated for periods prior to the merger are as follows:

	Nine Months Ended September 30 2004	Year Ended December 31
		2003	2002
	Unaudited
Revenues:
Company	$3,953,781	$8,821,301	$10,355,326
TAC	152,450	171,400	149,121

As restated	$4,106,231	$8,992,701	$10,504,447

Net income (loss):
Company	$85,793	$214,137	$(121,152)
TAC	(12,013)	(46,988)	(14,324)

As restated	$73,780	$167,149	$(135,476)

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

	September 30	December 31
	2004	2003
	Unaudited
Assets:
Company	$40,290,163	$37,937,428
TAC	988,669	954,582

As restated	$41,278,832	$38,892,010

Liabilities:
Company	$38,991,898	$36,615,299
TAC	949,526	901,480

As restated	$39,941,424	$37,516,779

Capital and surplus:
Company	$1,298,265	$1,322,129
TAC	39,143	53,102

As restated	$1,337,408	$1,375,231

Nature of Business

The Company sells individual non-participating whole life, endowment and term contracts, as well as a broad line of single fixed and flexible premium annuity products and guaranteed interest contracts and funding agreements. In addition, the Company offers group life, universal life, and individual and specialty health coverages. The Company is licensed in 49 states and the District of Columbia and Guam. Sales of the Company’s products are primarily through the Company’s agents and financial institutions.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

Investments: Investments in bonds and mandatory redeemable preferred stocks are reported at amortized cost or market value based on their rating by the National Association of Insurance Commissioners (NAIC); for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of capital and surplus for those designated as available-for-sale.

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows. Under GAAP, all securities, purchased or retained, that represent beneficial interests in securitized assets, other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the fair value. If high credit quality securities are adjusted, the retrospective method is used.

Derivative instruments that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of capital and surplus rather than to income as required for fair value hedges.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Derivative instruments are also used in replication transactions. In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset. For GAAP, the derivative is reported at fair value with changes in fair value reported in income.

Investments in real estate are reported net of related obligations rather than on a gross basis. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus (deficit) rather than to income as would be required under GAAP.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan. That net deferral is reported as the “interest maintenance reserve” (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses would be reported in the statement of operations on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

The “asset valuation reserve” (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Subsidiaries: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.

Nonadmitted Assets: Certain assets designated as “nonadmitted” are excluded from the accompanying balance sheets and are charged directly to unassigned surplus (deficit). Under GAAP, such assets are included in the balance sheet.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium income or benefits expense. Interest on these policies are reflected in other benefits. Under GAAP, for universal life, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values. Under GAAP, for all annuity policies, premiums received and benefits paid would be recorded directly to the reserve liability.

Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Reinsurance: A liability for reinsurance balances would be provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to those amounts are credited or charged directly to unassigned surplus (deficit). Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Deferred Income Taxes: Deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred income tax assets expected to be realized within one year of the balance sheet date or 10% of capital and surplus excluding any net deferred income tax assets, electronic data processing equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities. The remaining deferred income tax assets are nonadmitted. Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred taxes, a deferred tax asset is recorded for the amount of gross deferred tax assets expected to be realized in future years, and a valuation allowance is established for deferred tax assets not realizable.

Surplus Notes: Surplus notes are reported as capital and surplus rather than as liabilities as would be required under GAAP.

Statements of Cash Flow: Cash, cash equivalents, and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year of less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

The effects of these variances have not been determined by the Company, but are presumed to be material.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Investments

Investments in bonds (except those to which the Securities Valuation Office of the NAIC has ascribed a value), mortgage loans on real estate and short-term investments are reported at cost adjusted for amortization of premiums and accretion of discounts. Amortization is computed using methods which result in a level yield over the expected life of the investment. The Company reviews its prepayment assumptions on mortgage and other asset-backed securities at regular intervals and adjusts amortization rates retrospectively when such assumptions are changed due to experience and/or expected future patterns. Investments in preferred stocks in good standing are reported at cost. Investments in preferred stocks not in good standing are reported at the lower of cost or market. Common stocks of unaffiliated companies and affiliated mutual funds are carried at market value and the related unrealized capital gains or losses are reported in unassigned surplus. Stocks of affiliated companies are carried at equity in the underlying net assets. Real estate is reported at cost less allowances for depreciation. Depreciation is computed principally by the straight-line method. Policy loans are reported at unpaid principal. Other invested assets consist principally of investments in various joint ventures and limited partnerships and are recorded at equity in underlying net assets. Other “admitted assets” are valued principally at cost.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments, except for those with an NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities.

Realized capital gains and losses are determined on the basis of specific identification and are recorded net of related federal income taxes. The AVR is established by the Company to provide for potential losses in the event of default by issuers of certain invested assets. These amounts are determined using a formula prescribed by the NAIC and are reported as a liability. The formula for the AVR provides for a corresponding adjustment for realized gains and losses. Under a formula prescribed by the NAIC, the Company defers, in the IMR, the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the security.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

The carrying values of all investments are reviewed on an ongoing basis for credit deterioration. If this review indicates a decline in fair value that is other than temporary, the carrying value of the investment is reduced to its fair value, and a specific writedown is taken. Such reductions in carrying value are recognized as realized losses on investments.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or on real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. At December 31, 2004 and 2003, the Company excluded investment income due and accrued of $552 and $1,653, respectively, with respect to such practices.

Derivative Instruments

Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the hedged asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally amortized cost, in the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Interest rate basis swaps are used in the overall asset/liability management process to modify the interest rate characteristics of the hedged liability to mitigate the basis risk of assets and liabilities resetting on different indices. These interest rate swaps generally provide for the exchange of the difference between a floating rate on one index to a floating rate of another index, based upon an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged at each due date. Swaps meeting hedge accounting rules are carried in a manner consistent with the hedged item, generally amortized cost, in the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

The Company may hold foreign denominated assets or liabilities and cross currency swaps are utilized to convert the asset or liability to a US denominated security. A cash payment is often exchanged at the outset of the swap contract to represent the present value of cash flows of the instrument. This payment occurs because the derivative is being purchased between coupon periods or the rates in the swap are not at market. A single net payment is exchanged at each due date as well as at the end of the contract. Each asset or liability is hedged individually and the terms of the swap must meet the terms of the underlying instrument. These swaps meet hedge accounting rules and are carried at amortized cost, consistent with the manner in which the hedged items are carried. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

The Company may invest in capped floating rate commercial mortgage loans and use interest rate caps to convert the commercial mortgage loan into a pure floating rate asset in order to meet its overall asset/liability strategy. Each mortgage loan is hedged individually and the relevant terms of the asset and derivative must be the same. These caps require a premium to be paid at the onset of the contract and the Company benefits from the receipt of payments should rates rise above the strike rate. These derivatives meet hedge accounting rules and are carried at amortized cost in the financial statements. A gain or loss upon early termination would be reflected in the IMR similar to the underlying instrument.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current interest rate environment for the future. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and amortized into earnings over the life of the future, investment asset.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

A replication transaction is a derivative transaction entered into in conjunction with a cash instrument that is used to reproduce the investment characteristics of an otherwise permissible investment. The Company replicates investment grade corporate bonds by combining a AAA rated security as a cash component with a credit default swap which, in effect, converts the high quality asset to a lower rated investment grade asset. The benefits of using the swap market to replicate credit quality include possible enhanced relative values as well as ease of executing larger transactions in a shortened time frame. A premium is received by the Company on a periodic basis and recognized in investment income as earned. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional of the contract will be made by the Company and recognized as a capital loss. The Company complies with the specific rules established in AVR for replication transactions.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit rating of ‘A’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, the Company is required to post assets.

These derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

Aggregate Policy Reserves

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables based on statutorily specified interest rates

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum required by law.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, and 1980 Commissioners’ Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.00 percent and are computed principally on the Net Level Premium Valuation and the Commissioners’ Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioners’ Reserve Valuation Method.

The Company waives deduction of deferred fractional premiums upon death and refunds portions of premiums beyond the date of death. Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification.

Tabular interest, tabular less actual reserves released, and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has also been determined by formula.

Deferred annuity reserves are calculated according to the Commissioners’ Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.50 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include guaranteed investment contracts (GICs) and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications and Definitions of Insurance or Managed Care Contracts in Force. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioners’ Annuity Reserve Valuation Method.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Reinsurance

Coinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of inforce blocks of business are included in unassigned surplus (deficit) and are amortized into income over the estimated life of the policies. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the statement date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Liability for Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include GICs, funding agreements, and other annuity contracts. Deposits and withdrawals received on these contracts are recorded as a direct increase or decrease to the liability balance, and are not reflected as premiums, benefits, or changes in reserve in the statement of operations.

Separate Accounts

Assets held in trust for purchases of variable universal life and variable annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at market. Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the policyholders and, accordingly, the operations of the separate accounts are

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

not included in the accompanying financial statements. The investment risks associated with market value changes of the separate accounts are borne entirely by the policyholders except in cases where minimum guarantees exist.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Revenues are recognized when due. Consideration received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium revenue or benefits paid.

Stock Option and Stock Appreciation Rights Plans

Beginning in 2003, the Company’s employees participate in various stock appreciation rights (SAR) plans issued by the Company’s indirect parent. In accordance with SSAP No. 13, the expense related to these plans for the Company’s employees has been charged to the Company, with an offsetting amount credited to capital and surplus. The Company recorded an expense of $613 for year ended December 31, 2004.

Reclassifications

Certain reclassifications have been made to the 2003 and 2002 financial statements to conform to the 2004 presentation.

2. Accounting Changes

On December 31, 2002, the Company adopted the provisions of Actuarial Guideline 39 (Guideline 39). The purpose of Guideline 39 is to interpret the standards for the valuation of reserves for guaranteed living benefits included in variable deferred and immediate annuity contracts. The Company had previously provided reserves for such guarantees based on the accumulation of the amount charged to policyholders for these benefits. The cumulative effect of adopting Guideline 39 on December 31, 2002, was to increase reserves by $65,363, which was charged directly to unassigned surplus (deficit) as a change in accounting principle.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

2. Accounting Changes (continued)

Effective January 1, 2003, the Company adopted SSAP No. 86 Accounting for Derivative Instruments and Hedging Activities. In accordance with SSAP No. 86, derivative instruments that qualify for special hedge accounting are valued and reported in a manner consistent with the hedged asset or liability. To qualify for special hedge accounting, the Company must maintain specific documentation regarding the risk management objectives of the hedge and demonstrate on an ongoing basis that the hedging relationship remains highly effective. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value and the changes in the fair value are recorded as unrealized gains and losses. This change of accounting principle had no impact on capital and surplus as of January 1, 2003.

During 2003, the state of Missouri (the state of domicile for TAC prior to the merger into the Company) adopted Actuarial Guideline 38 through its adoption of the June 30, 2003 Accounting Practices and Procedures Manual. As such, the Company has adopted this guideline. Reserves as of January 1, 2003 under Actuarial Guideline 38, were increased by $31,957 and this amount has been recorded directly to unassigned surplus as the cumulative effect of a change in accounting principle.

3. Capital Structure

The Company has 42,500 shares of preferred stock outstanding that is owned by AEGON. The par value of the preferred stock is $10 per share and the liquidation value is equal to $1,364.70 per share. This per share liquidation value shall be adjusted proportionally to reflect any resulting increase or decrease in the number of outstanding shares of preferred stock. Holders of the preferred shares shall be entitled to receive dividends equal to the amount of income generated from a segregated pool of assets, including cash, cash equivalents, mortgages and debt securities and these dividends are cumulative in nature. Holders of the shares of preferred stock have no right to cause mandatory or optional redemption of the shares. At both December 31, 2004 and 2003, there were no cumulative unpaid dividends relating to the preferred shares.

At December 31, 2002, the Company accrued $200,000 for a capital contribution receivable from its parent. This capital contribution was carried as an admitted asset based on approval from the Insurance Division, Department of Commerce, of the State of Iowa and receipt of the capital contribution prior to the filing of the annual statement, in accordance with SSAP No. 72.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

3. Capital Structure (continued)

During 2002, the Company received $575,000 from Transamerica Holding Company, LLC, an affiliate, in exchange for surplus notes. These notes are due 20 years from the date of issuance and are subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, the holders of the issued and outstanding preferred stock shall be entitled to priority only with respect to accumulated but unpaid dividends before the holder of the surplus notes and full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company. Additional information related to the surplus notes at December 31, 2004 and 2003, are as follows:

December 31, 2004
Date Issued	Interest Rate	Original Amount of Notes	Balance Out- standing at End of Year	Interest Paid Current Year	Total Interest Paid	Accrued Interest
September 30, 2002	6.0%	$275,000	$275,000	$16,500	$33,000	$4,125
December 30, 2002	6.0	300,000	300,000	18,000	31,550	4,500

Total		$575,000	$575,000	$34,500	$64,550	$8,625

December 31, 2003
Date Issued	Interest Rate	Original Amount of Notes	Balance Out- standing at End of Year	Interest Paid Current Year	Total Interest Paid	Accrued Interest
September 30, 2002	6.0%	$275,000	$275,000	$16,500	$16,500	$4,125
December 30, 2002	6.0	300,000	300,000	13,550	13,550	4,500

Total		$575,000	$575,000	$30,050	$30,050	$8,625

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and short-term investments: The carrying amounts reported in the statutory-basis balance sheet for these instruments approximate their fair values.

Investment securities: Fair values for fixed maturity securities (including redeemable preferred stocks) are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. The fair values for equity securities, including affiliated mutual funds, are based on quoted market prices.

Mortgage loans on real estate and policy loans: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans. The fair value of policy loans is assumed to equal their carrying amount.

Interest rate caps and swaps: Estimated fair value of interest rate caps are based upon the latest quoted market price. Estimated fair value of swaps, including interest rate and currency swaps, are based upon the pricing differential for similar swap agreements. The related carrying value of these items is included with other invested assets.

Receivable from parents, subsidiaries, and affiliates: The fair values for short-term notes receivable from affiliates are assumed to equal their carrying amount.

Separate account assets: The fair value of separate account assets are based on quoted market prices.

Investment contracts: Fair values for the Company’s liabilities under investment-type insurance contracts, which include guaranteed interest contracts and funding agreements, are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Fair Values of Financial Instruments (continued)

Separate account annuity liabilities: Separate account annuity liabilities approximate the market value of the separate account assets less a provision for the present value of future profits related to the underlying contracts.

Fair values for the Company’s insurance contracts other than investment contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

The following sets forth a comparison of the fair values and carrying amounts of the Company’s financial instruments:

	December 31
	2004		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Admitted assets
Cash and short-term investments	$1,083,915	$1,083,915	$180,965	$180,965
Bonds	23,378,296	24,081,797	21,237,543	21,971,319
Preferred stocks, other than affiliates	120,241	128,761	98,178	99,879
Common stocks, other than affiliates	164,778	164,778	127,048	127,048
Mortgage loans on real estate	3,907,422	4,118,224	3,585,272	3,782,857
Policy loans	79,894	79,894	76,455	76,455
Interest rate caps	24	30	43	82
Swaps	(213,520)	310,227	(180,628)	170,896
Receivable from parents, subsidiaries, and affiliates	47,800	47,800	—	—
Separate account assets	13,878,229	13,878,229	12,262,847	12,262,847

Liabilities
Investment contract liabilities	21,239,415	21,467,324	19,083,086	19,557,021
Separate account annuity liabilities	11,170,132	11,170,132	10,251,990	10,251,990

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

5. Investments

The carrying amounts and estimated fair values of investments in bonds and preferred stocks were as follows:

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses Less Than 12 Months	Gross Unrealized Losses 12 Months or More	Estimated Fair Value
December 31, 2004
Bonds:
United States Government and agencies	$738,387	$4,044	$4,726	$1,539	$736,165
State, municipal, and other government	619,802	66,575	5,834	2,699	677,844
Public utilities	1,472,197	84,398	3,071	3,411	1,550,113
Industrial and miscellaneous	12,769,172	588,991	31,508	28,191	13,298,464
Mortgage and other asset-backed securities	7,778,738	94,190	13,581	40,136	7,819,211

	23,378,296	838,198	58,720	75,976	24,081,797
Affiliated preferred stocks	1,102	—	—	—	1,102
Other preferred stocks	120,241	8,655	135	—	128,761

	$23,499,639	$846,853	$58,855	$75,976	$24,211,660

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses Less Than 12 Months	Gross Unrealized Losses 12 Months or More	Estimated Fair Value
December 31, 2003
Bonds:
United States Government and agencies	$538,953	$2,901	$9,168	$—	$532,686
State, municipal, and other government	628,214	79,140	3,936	7,405	696,013
Public utilities	1,319,612	76,439	8,597	3,624	1,383,830
Industrial and miscellaneous	12,029,975	643,996	54,177	15,862	12,603,932
Mortgage and other asset-backed securities	6,720,789	113,228	32,316	46,843	6,754,858

	21,237,543	915,704	108,194	73,734	21,971,319
Affiliated preferred stocks	944	—	—	—	944
Other preferred stocks	98,178	1,716	15	—	99,879

	$21,336,665	$917,420	$108,209	$73,734	$22,072,142

The Company held bonds and preferred stock at December 31, 2004 and 2003 with a carrying value of $52,103 and $17,581, respectively, and amortized cost of $64,868 and $39,700, respectively, that have an NAIC rating of 6 and which are not considered to be other than temporarily impaired. These securities are carried at the lower of amortized cost or fair value, and any write-down to fair value has been recorded directly to

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

5. Investments (continued)

unassigned surplus. The Company will record a charge to the statement of operations to the extent that these securities are subsequently determined to be other than temporarily impaired.

The estimated fair value of bonds and preferred stocks with gross unrealized losses at December 31, 2004 and 2003 is as follows:

	Losses Less than 12 Months	Losses 12 Months or More	Total
December 31, 2004
Bonds:
United States Government and agencies	$330,302	$91,595	$421,897
State, municipal and other government	21,981	35,514	57,495
Public utilities	202,602	106,487	309,089
Industrial and miscellaneous	2,112,226	674,599	2,786,825
Mortgage and other asset-backed securities	2,600,155	478,939	3,079,094

	5,267,266	1,387,134	6,654,400
Other preferred stocks	16,361	—	16,361

	$5,283,627	$1,387,134	$6,670,761

	Losses Less than 12 Months	Losses 12 Months or More	Total
December 31, 2003
Bonds:
United States Government and agencies	$406,041	$—	$406,041
State, municipal and other government	56,448	3,448	59,896
Public utilities	244,189	46,765	290,954
Industrial and miscellaneous	2,005,249	287,411	2,292,660
Mortgage and other asset-backed securities	2,030,407	699,701	2,730,108

	4,742,334	1,037,325	5,779,659
Other preferred stocks	4,430	—	4,430

	$4,746,764	$1,037,325	$5,784,089

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

5. Investments (continued)

The carrying amounts and estimated fair values of bonds at December 31, 2004, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Carrying Amount	Estimated Fair Value
Due in one year or less	$368,682	$374,858
Due after one year through five years	5,638,591	5,805,902
Due after five years through ten years	7,115,385	7,406,145
Due after ten years	2,476,900	2,675,681

	15,599,558	16,262,586
Mortgage and other asset-backed securities	7,778,738	7,819,211

	$23,378,296	$24,081,797

The Company regularly monitors industry sectors and individual debt securities for signs of impairment, including length of time and extent to which the market value of debt securities has been less than cost; industry risk factors; financial condition and near-term prospects of the issuer; and nationally recognized credit rating agency rating changes. Additionally for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. A specific security is considered to be impaired when it is determined that it is probable that not all amounts due (both principal and interest) will be collected as scheduled. Consideration is also given to management’s intent and ability to hold a security until maturity or until fair value will recover.

The Company’s investment in Transamerica Capital III, a long-term bond issued by an affiliate, is valued at amortized cost with a carrying value of $303 and $3,083 at December 31, 2004 and 2003, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

5. Investments (continued)

A detail of net investment income is presented below:

	Year Ended December 31
	2004	2003	2002
Interest on bonds and preferred stocks	$1,174,456	$1,154,385	$1,006,824
Dividends on equity investments	1,822	3,872	2,076
Interest on mortgage loans	233,847	203,996	162,311
Rental income on real estate	6,625	7,828	8,253
Interest on policy loans	5,608	5,399	4,902
Derivatives	(21,395)	(22,920)	(14,101)
Other	42,094	21,151	27,244

Gross investment income	1,443,057	1,373,711	1,197,509
Less investment expenses	67,575	65,834	54,440

Net investment income	$1,375,482	$1,307,877	$1,143,069

Proceeds from sales and maturities of bonds and preferred stocks and related gross realized gains and losses were as follows:

	Year Ended December 31
	2004	2003	2002
Proceeds	$17,446,609	$23,823,647	$21,228,877

Gross realized gains	$196,077	$317,148	$159,920
Gross realized losses	(75,123)	(179,475)	(258,972)

Net realized gains (losses)	$120,954	$137,673	$(99,052)

Gross realized losses for the years ended December 31, 2004, 2003 and 2002 include $24,495, $70,859 and $103,905, respectively, which relates to losses recognized on other than temporary declines in market value of debt securities.

At December 31, 2004, investments with an aggregate carrying value of $57,200 were on deposit with regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such regulatory authorities as required by statute.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

5. Investments (continued)

Net realized capital gains (losses) on investments and change in net unrealized capital gains (losses) on investments are summarized below:

	Realized
	Year Ended December 31
	2004	2003	2002
Bonds and preferred stocks	$120,954	$137,673	$(99,052)
Equity securities	6,036	(1,544)	6,464
Mortgage loans on real estate	(11,671)	(78)	374
Real estate	6,320	1,248	(3,193)
Short-term investments	2,113	—	—
Derivatives	(37,464)	(74,660)	(49,788)
Other invested assets	31,866	2,010	2,535

	118,154	64,649	(142,660)
Tax effect	(29,956)	(21,399)	9,062
Transfer from (to) interest maintenance reserve	(48,839)	(91,431)	33,355

Net realized capital gains (losses) on investments	$39,359	$(48,181)	$(100,243)

	Change in Unrealized
	Year Ended December 31
	2004	2003	2002
Bonds	$44,559	$83,127	$24,267
Preferred stocks	8,029	(319)	(3,665)
Common stocks	9,116	2,953	(8,916)
Affiliated entities	161	(4,320)	(129)
Mortgage loans on real estate	—	(27,421)	452
Other invested assets	5,114	21,092	(28,463)
Real estate	—	—	298
Derivative instruments	(40,228)	(56,483)	(60,647)

Change in net unrealized capital gains (losses)	$26,751	$18,629	$(76,803)

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

5. Investments (continued)

Gross unrealized gains and gross unrealized losses on unaffiliated common stocks are as follows:

	December 31
	2004	2003
Unrealized gains	$13,394	$2,933
Unrealized losses	(2,556)	(1,250)

Net unrealized gains	$10,838	$1,683

During 2004, the Company issued mortgage loans with interest rates ranging from 2.28% to 7.04%. The maximum percentage of any one mortgage loan to the value of the underlying real estate at origination was 90%. Mortgage loans with a carrying value of $4,069 were non-income producing for the previous 180 days. Accrued interest of $371 related to these mortgage loans was excluded from investment income at December 31, 2004. The Company requires all mortgaged properties to carry fire insurance equal to the value of the underlying property.

At December 31, 2004 and 2003, the Company had recorded investment in restructured securities of $20,606 and $4,472, respectively. There were no capital losses taken as a result of such restructurings. The Company often has impaired a security prior to the restructure date. These impairments are not included in the calculation of restructure related losses and are accounted for as a realized loss, reducing the cost basis of the security involved.

At December 31, 2004 and 2003, the Company had loans of $63,827 and $0, respectively, for which impairments have been recognized in accordance with SSAP No. 36, Troubled Debt Restructuring. There were no realized losses during the years ended December 31, 2004, and 2003 related to such restructurings. There are no commitments to lend additional funds to debtors owing receivables.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

5. Investments (continued)

At December 31, 2004 and 2003, the Company held a mortgage loan loss reserve in the AVR of $96,069 and $42,314, respectively. The mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution

	December 31
	2004	2003
South Atlantic	22%	25%
Pacific	20	23
Mountain	17	14
E. North Central	16	13
Middle Atlantic	11	11
W. North Central	6	6
W. South Central	3	4
E. South Central	3	2
New England	2	2

Property-Type Distribution

	December 31
	2004	2003
Office	37%	38%
Industrial	21	22
Apartment	20	18
Retail	16	16
Other	6	6

The Company uses interest rate swaps to reduce market risk in interest rates and to alter interest rate exposures arising from mismatches between assets and liabilities. An interest rate swap is an arrangement whereby two parties (counterparties) enter into an agreement to exchange periodic interest payments. The dollar amount the counterparties pay each other is an agreed-upon period interest rate multiplied by an underlying notional amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. The Company also uses cross currency swaps to reduce market risk in foreign currencies and to alter exchange exposure arising from mismatches between assets and liabilities. A cash payment is often exchanged at the outset of the swap contract, representing the present value of cash flows of the instrument. All swap transactions are entered into pursuant to master agreements providing for a single net payment to be made by one counterparty at each due date.

The Company may invest in capped floating rate commercial mortgage loans and use interest rate caps to convert the commercial mortgage loan into a pure floating rate asset in order to meet its overall asset/liability strategy. Interest rate caps provide for the receipt of payments when interest rates rise above the strike rates in the contract. A single premium is paid by the Company at the beginning of the interest rate cap contracts.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

5. Investments (continued)

The Company replicates investment grade corporate bonds by combining a AAA rated security with a credit default swap which, in effect, converts the high quality asset into a lower rated investment grade asset. Using the swap market to replicate credit enables the Company to enhance the relative values and ease the execution of larger transactions in a shortened time frame. A premium is received by the Company on a periodic basis and recognized in investment income. At December 31, 2004 and 2003, the Company had replicated assets with a fair value of $220,517 and $196,173, respectively, and credit default swaps with a fair value of $469 and $(841), respectively. During the three years ended December 31, 2004, 2003, and 2002, the Company did not recognize any capital losses related to replication transactions.

The Company is exposed to credit related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparty to fail to meet their obligations given their high credit rating of ‘A’ or better. As of December 31, 2004, the fair value of all contracts, aggregated at a counterparty level, with a positive fair value amounted to $557,055.

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf in an amount equal to the difference between the net positive fair value of the contracts and an agreed upon threshold based on the credit rating of the counterparty. If the net fair value of all contracts with this counterparty is negative, the Company is required to post assets.

At December 31, 2004 and 2003, the Company’s outstanding financial instruments with on and off-balance sheet risks, shown in notional amounts, are summarized as follows:

	Notional Amount
	2004	2003
Derivative securities:
Interest rate and currency swaps:
Receive fixed – pay floating	$4,764,603	$4,295,140
Receive floating – pay fixed	4,894,349	4,884,879
Receive floating (uncapped) – pay floating (capped)	2,806,196	2,901,587
Interest rate cap agreements	30,854	32,446

The maximum term over which the Company is hedging its exposure to the variability of future cash flows for forecasted transactions is 19 years. If the forecasted asset purchase does not occur or is no longer highly probable of occurring, valuation at cost ceases and

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

5. Investments (continued)

the forward-starting swap would be valued at its current fair value with fair value adjustments recorded in unassigned surplus. For the years ended December 31, 2004 and 2003, none of the Company’s cash flow hedges have been discontinued because it was no longer probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship.

Derivative instruments that qualify for hedge accounting are valued and reported in a manner consistent with the hedged asset or liability. Derivatives used in hedging transactions that do not meet the criteria of an effective hedge are accounted for at fair value and the changes in fair value are recorded in surplus as unrealized gains and losses. For the years ended December 31, 2004 and 2003, the Company has recorded $69 and $(713), respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized gain (loss).

6. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Reinsurance assumption treaties are transacted primarily with affiliates. Premiums earned reflect the following reinsurance assumed and ceded amounts:

	Year Ended December 31
	2004	2003	2002
Direct premiums	$4,089,877	$5,934,444	$9,175,527
Reinsurance assumed – non affiliates	4,135	28,199	30,473
Reinsurance assumed – affiliates	457,885	145,114	218,537
Reinsurance ceded – non affiliates	(148,315)	(199,327)	(330,692)
Reinsurance ceded – affiliates	(720,278)	(44,383)	(28,055)

Net premiums earned	$3,683,304	$5,864,047	$9,065,790

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

6. Reinsurance (continued)

The Company received reinsurance recoveries in the amount of $159,604, $229,100, and $175,489, during 2004, 2003, and 2002, respectively. At December 31, 2004 and 2003, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $15,175 and $17,152, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2004 and 2003 of $1,365,444 and $1,406,879, respectively.

At December 31, 2004, amounts recoverable from unauthorized reinsurers of $2,089 (2003–$2,153) and reserve credits for reinsurance ceded of $31,484 (2003– $34,928) were associated with a single reinsurer and its affiliates. The Company holds collateral under these reinsurance agreements in the form of trust agreements totaling $37,230 at December 31, 2004, that can be drawn on for amounts that remain unpaid for more than 120 days.

During 2003, the Company recaptured a block of business ceded to a non-affiliated company. The recapture resulted in no consideration received by or paid to the Company. This recapture resulted in a pre-tax loss of $3,323, which was recorded in the statement of operations. The loss was offset by the release of liability for unauthorized reinsurance and non-admitted assets related to the reinsurance treaty of $3,208, which were credited directly to unassigned surplus.

During 2003, the Company entered into a reinsurance transaction with Transamerica International Re (Bermuda) Ltd, an affiliate. Under the terms of this transaction, the Company ceded the obligations and benefits related to certain life insurance contracts. The difference between the consideration paid of $2,608 and the reserve credit taken of $6,188 was credited directly to unassigned surplus on a net of tax basis. Subsequent to the initial gain, the Company has amortized $266 and $275 into earnings during 2004 and 2003, respectively, with a corresponding charge to unassigned surplus. The Company holds collateral in the form of letters of credit of $9,400.

During 2003, the Company entered into an indemnity reinsurance agreement in which the Company agreed to cede the obligations and benefits related to certain fixed annuity contracts on a coinsurance and modified coinsurance basis. The Company received a ceding commission of $13,386 at the inception of the contract. In addition, the Company released the IMR liability of $12,906 related to the assets backing the ceded contracts because the future investment experience to be transferred to the assuming company will be without adjustment of the IMR that existed at the date of the initial transaction. The resulting gain from the ceding commission and the IMR release has been recorded

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

6. Reinsurance (continued)

directly to the unassigned surplus on a net of tax basis. The initial mod-co transaction of $1,587,431 is included separately in the revenue and expense sections of the Company’s statement of operations for 2003. During 2004 and 2003, the Company has amortized $6,979 and $9,473, respectively, of the initial gain into earnings with a corresponding charge to unassigned surplus.

The Company has historically been a party to various reinsurance transactions with MEGA Life and Health Insurance Co. and its affiliates (“MEGA”) related to certain accident and health business. During 2003, the Company entered into several reinsurance transactions and novations of certain underlying policies such that all risks associated with these treaties and policies have been ceded to MEGA. No gain or loss was recognized related to these transactions.

During 2004, the Company entered into another reinsurance transaction to cede the new production of certain fixed annuity contracts to Transamerica International Re (Ireland) Ltd (TIRe), an affiliate of the Company, on a funds withheld basis. The Company ceded premiums of $677,733 during 2004 and has taken a reserve credit of $650,613 at December 31, 2004. The Company has a liability for funds held under reinsurance of $620,934 at December 31, 2004. The consummation of this treaty caused no initial gain or loss.

On October 1, 2004 the Company recaptured the business it had ceded under a reinsurance treaty with First AUSA Life Insurance Company, an affiliate. The Company received $643,279 as consideration for this recapture, which has been included in the Company’s statement of operations. The change in reserves of $643,279 related to the recapture has been reported in the statement of operations as an increase in reserves.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

7. Income Taxes

The main components of net deferred income taxes are as follows:

	December 31
	2004	2003
Deferred income tax assets:
Guaranty funds	$5,770	$5,477
Non-admitted assets	788	22,010
807(f) assets	4,606	4,294
Deferred acquisition costs	179,494	160,643
Reserves	71,710	66,726
Unrealized capital losses	31,811	45,028
Other	28,446	15,059

Total deferred income tax assets	$322,625	$319,237

Deferred income tax assets – nonadmitted	$146,140	$158,651

Deferred income tax liabilities:
Unrealized capital gains	$94,585	$77,748
Other	13,867	5,994

Total deferred income tax liabilities	$108,452	$83,742

The change in net deferred income tax assets and deferred income tax assets – nonadmitted are as follows:

	Year Ended December 31
	2004	2003	2002
Change in net deferred income tax asset	$(21,322)	$(78,803)	$115,655

Change in deferred income tax assets - nonadmitted	$(12,511)	$(36,917)	$34,836

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

7. Income Taxes (continued)

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to gain/loss from operations before federal income tax expense and net realized capital gains/losses on investments for the following reasons:

	Year Ended December 31
	2004	2003	2002
Income tax computed at federal statutory rate (35%)	$37,366	$96,026	$(7,023)
Deferred acquisition costs – tax basis	18,744	15,408	30,911
Depreciation	53	(112)	(148)
Dividends received deduction	(5,891)	(2,597)	(2,413)
IMR amortization	(5,438)	(8,108)	(382)
Investment income items	(6,060)	(5,054)	(4,934)
Low income housing credits	(5,215)	(6,035)	(6,051)
Prior year under (over) accrual	(15,214)	(40,689)	832
Reinsurance transactions	(3,853)	3,643	(1,442)
Tax reserve adjustment	4,041	3,168	7,072
Other	(1,189)	3,379	(1,256)

Federal income tax expense	$17,344	$59,029	$15,166

For federal income tax purposes, the Company joins in a consolidated income tax return filing with its parent and other affiliated companies. Under the terms of a tax sharing agreement between the Company and its affiliates, the Company computes federal income tax expense as if it were filing a separate income tax return, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Additionally, the alternative minimum tax is computed for the consolidated group and the resulting tax, if any, is allocated back to the separate companies on the basis of the separate companies’ alternative minimum taxable income. In addition, any operating loss or capital loss carryforwards are calculated for the life and nonlife subgroups on a consolidated basis.

The Company’s federal income tax returns have been examined by the Internal Revenue Service and the statute is closed through 1995. The examination fieldwork for 1996 through 1997 has been completed and a protest of findings has been filed with the Appeals Office of the Internal Revenue Service. Management does not believe the

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

7. Income Taxes (continued)

outcome of the protest of findings will have a material effect on the Company’s financial position or results of operations. An examination is underway for 1998 through 2000.

Income taxes incurred during 2004, 2003 and 2002 for the consolidated group in which the Company is included that will be available for recoupment in the event of future net losses is $312,070, $199,850, and $1,319, respectively.

Prior to 1984, as provided for under the Life insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation but was accumulated for income tax purposes in a memorandum account referred to as the “policyholders’ surplus account” (PSA). No federal income taxes have been provided for in the financial statements for income deferred in the PSA ($20,387 at December 31, 2004). To the extent that dividends are paid from the amount accumulated in the PSA, net earnings would be reduced by the amount of tax required to be paid. Should the entire amount in the PSA account become taxable, the tax thereon computed at the current rates would amount to approximately $7,135.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

8. Policy and Contract Attributes

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relate to liabilities established on a variety of the Company’s annuity and deposit-type products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, are summarized as follows:

	December 31
	2004		2003
	Amount	Percent of Total	Amount	Percent of Total
Subject to discretionary withdrawal with market value adjustment	$1,799,699	5%	$2,234,306	7%
Subject to discretionary withdrawal at book value less surrender charge	5,649,820	17	7,572,375	23
Subject to discretionary withdrawal at market value	10,753,638	32	9,772,559	30
Subject to discretionary withdrawal at book value (minimal or no charges or adjustments)	8,507,622	25	5,886,716	18
Not subject to discretionary withdrawal provision	7,269,599	21	6,994,416	22

	33,980,378	100%	32,460,372	100%

Less reinsurance ceded	1,254,582		1,295,797

Total policy reserves on annuities and deposit-type liabilities	$32,725,796		$31,164,575

Included in the liability for deposit-type contracts at December 31, 2004 and 2003 are $4,236,873 and $4,381,000, respectively, of funding agreements issued to special purpose entities in conjunction with non-recourse medium-term note programs. Under these programs, the proceeds from each note series issuance is used to purchase a funding agreement from an affiliated Company which secures that particular series of notes. The funding agreement is reinsured to the Company. In general, the payment terms of the note series match the payment terms of the funding agreement that secures that series. Claims for principal and interest for these funding agreements are afforded equal priority as other policyholders. At December 31, 2004, the contractual maturities were: 2005 - $782,698; 2006 - $1,139,983; 2007 - $1,374,936; 2008 - $100,117; 2009 - $371,151 and thereafter - $467,988.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

8. Policy and Contract Attributes (continued)

The Company’s liability for deposit-type contracts includes GIC’s and funding agreements assumed from Monumental Life Insurance Company, an affiliate. The liabilities assumed are $5,007,410 and $5,426,617 at December 31, 2004 and 2003, respectively.

Separate account assets held by the Company represent contracts where the benefit is determined by the performance of the investments held in the separate account. Information regarding the separate accounts of the Company as of and for the years ended December 31, 2004, 2003, and 2002 is as follows:

	Nonindexed Guaranteed Separate Account Less Than 4%	Nonguaranteed Separate Account	Total
Premiums, deposits, and other considerations for the year ended December 31, 2004	$—	$1,462,914	$1,462,914

Reserves for separate accounts with assets at:
Fair value	$—	$12,892,015	$12,892,015
Amortized cost	418,070	—	418,070

Total at December 31, 2004	$418,070	$12,892,015	$13,310,085

Premiums, deposits, and other considerations for the year ended December 31, 2003	$—	$1,895,800	$1,895,800

Reserves for separate accounts with assets at:
Fair value	$—	$11,232,371	$11,232,371
Amortized cost	388,149	—	388,149

Total at December 31, 2003	$388,149	$11,232,371	$11,620,520

Premiums, deposits, and other considerations for the year ended December 31, 2002	$175,000	$2,958,899	$3,133,899

Reserves for separate accounts with assets at:
Fair value	$—	$6,953,417	$6,953,417
Amortized cost	369,996	—	369,996

Total at December 31, 2002	$369,996	$6,953,417	$7,323,413

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

8. Policy and Contract Attributes (continued)

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	Year Ended December 31
	2004	2003	2002
Transfers as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$1,463,157	$1,897,576	$3,133,334
Transfers from separate accounts	(897,510)	177,729	402,618

Net transfers to separate accounts	565,647	2,075,305	3,535,952
Miscellaneous reconciling adjustments	5,659	4,131	4,566

Transfers as reported in the summary of operations of the life, accident and health annual statement	$571,306	$2,079,436	$3,540,518

At December 31, 2004 and 2003, the Company had separate account annuities with guaranteed benefits as follows:

Benefit and Type of Risk	Subjected Account Value	Amount of Reserve Held	Reinsurance Reserve Credit
December 31, 2004
Minimum guaranteed death benefit	$12,339,896	$118,545	$27,399
Minimum guaranteed income benefit	8,273,717	93,888	2,760
Guaranteed premium accumulation fund	79,525	8,066	—
Minimum guaranteed withdrawal benefit	448,821	1,612	(1,255)

December 31, 2003
Minimum guaranteed death benefit	$11,168,817	$108,640	$33,703
Minimum guaranteed income benefit	7,812,085	70,780	569
Guaranteed premium accumulation fund	43,229	5,301	—
Minimum guaranteed withdrawal benefit	16,915	15	(19)

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

8. Policy and Contract Attributes (continued)

For Variable Annuities with Guaranteed Living Benefits (“VAGLB”), which includes minimum guaranteed income, minimum guaranteed withdrawal, and guaranteed premium accumulation fund benefits, the Company complies with Actuarial Guideline 39. This guideline defines a two step process for the determination of VAGLB reserves. The first step is to establish a reserve equal to the accumulated VAGLB charges for the policies in question. The second step requires a standalone asset adequacy analysis to determine the sufficiency of these reserves. This step has been satisfied by projecting 30 years into the future along 1000 stochastic variable return paths using a variety of assumptions as to VAGLB charges, lapse, withdrawal, annuitization and death. The results of this analysis are discounted back to the valuation date and compared to the accumulation of fees reserve to determine if an additional reserve needs to be established.

For Variable Annuities with Minimum Guaranteed Death Benefits (“MGDB”), the Company complies with Actuarial Guideline 34. This guideline requires that MGDBs be projected by assuming an immediate drop in the values of the assets supporting the variable annuity contract, followed by a subsequent recovery at a net assumed return until the maturity of the contract. The immediate drop percentages and gross assumed returns vary by asset class and are defined in the guideline. Mortality is based on the 1994 Variable Annuity MGDB Mortality Table, which is also defined in the guideline.

Reserves on the Company’s traditional life products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy’s paid-through date to the policy’s next anniversary date. At December 31, 2004 and 2003, these assets (which are reported as premiums deferred and uncollected) and the amounts of the related gross premiums and loading, are as follows:

	Gross	Loading	Net
December 31, 2004
Life and annuity:
Ordinary direct first year business	$3,703	$2,524	$1,179
Ordinary direct renewal business	22,483	7,090	15,393
Group life direct business	4,190	2,800	1,390

Total life and annuity	30,376	12,414	17,962
Accident and health:
Direct	3,053	—	3,053

Total accident and health	3,053	—	3,053

	$33,429	$12,414	$21,015

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

8. Policy and Contract Attributes (continued)

	Gross	Loading	Net
December 31, 2003
Life and annuity:
Ordinary direct first year business	$6,443	$5,060	$1,383
Ordinary direct renewal business	20,509	5,827	14,682
Group life direct business	1,960	881	1,079

Total life and annuity	28,912	11,768	17,144
Accident and health:
Direct	2,010	—	2,010

Total accident and health	2,010	—	2,010

	$30,922	$11,768	$19,154

At December 31, 2004 and 2003, the Company had insurance in force aggregating $1,175,628 and $1,198,577, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Insurance Division, Department of Commerce, of the State of Iowa. The Company established policy reserves of $34,797 and $35,146 to cover these deficiencies at December 31, 2004 and 2003, respectively.

During 2004, the Company made a correction in the guaranteed nonforfeiture interest rate on certain universal life contracts. This caused a decrease in reserves of $1,423, which was credited to capital and surplus.

During 2003, the Company upgraded its reserve valuation system for fixed deferred annuities and variable annuities. The valuation system upgrade, which provides for more precise calculations, caused general account reserves to decrease by $3,572 and separate account reserves to increase by $4,681. The amounts relating to the general account were credited directly to unassigned surplus. The amounts related to the separate accounts are included in the change in surplus in separate accounts in the 2003 statement of changes in capital and surplus.

During 2002, the Company converted to a new reserve valuation system for fixed deferred annuities and variable annuities. The new valuation system, which provides for more precise calculations, caused general account reserves to increase by $18,990 and separate account reserves to increase by $914. The amounts relating to the general account were credited directly to unassigned surplus. The amounts related to the separate

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

8. Policy and Contract Attributes (continued)

accounts are included in the change in surplus in separate accounts in the 2002 statement of changes in capital and surplus.

During 2002, the Company changed the valuation interest rates assumption for a portion of its universal life business. This caused an increase in reserves of $2,703, which was charged directly to capital and surplus.

9. Dividend Restrictions

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its parent company. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of statutory capital and surplus as of the preceding December 31, or (b) statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus [which aggregates a deficit of $83,990 at December 31, 2004] at the time of such dividend, the maximum payment which may be made in 2005, without the prior approval of insurance regulatory authorities, is $186,434.

During 2003, upon approval of insurance regulatory authorities, the Company paid $300,000 to its parent company. This payment consisted of a dividend of $45,700 and a return of additional paid-in-capital of $254,300.

Life/health insurance companies are subject to certain risk-based capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life/health insurance company is to be determined based on the various risk factors related to it. At December 31, 2004, the Company meets the RBC requirements.

10. Retirement and Compensation Plans

The Company’s employees participate in a qualified defined benefit pension plan sponsored by AEGON. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from AEGON. The pension expense is allocated among the participating companies based on expense in accordance with Statement of Financial Accounting Standards No. 87 as a percent of salaries. The benefits are based on years of service and the employee’s compensation during the highest five

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

10. Retirement and Compensation Plans (continued)

consecutive years of employment. Pension expense aggregated $1,417, $1,658, and $784 for the years ended December 31, 2004, 2003, and 2002, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974.

The Company’s employees also participate in a contributory defined contribution plan sponsored by AEGON which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to fifteen percent of their salary to the plan. The Company will match an amount up to three percent of the participant’s salary. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974. Expense related to this plan was $620, $637, and $353 for the years ended December 31, 2004, 2003, and 2002, respectively.

AEGON sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The plans are noncontributory, and benefits are based on years of service and the employee’s compensation level. The plans are unfunded and nonqualified under the Internal Revenue Service Code. In addition, AEGON has established incentive deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for each of the years ended December 31, 2004, 2003, and 2002 was negligible. AEGON also sponsors an employee stock option plan/stock appreciation rights for individuals employed and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued or funded as deemed appropriate by management of AEGON and the Company.

In addition to pension benefits, the Company participates in plans sponsored by AEGON that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $172, $166, and $95 for the years ended December 31, 2004, 2003, and 2002, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

11. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

During 2004, 2003 and 2002, the Company sold $23,460, $22,970, and $11,172, respectively, of agent balances without recourse to Money Services, Inc., an affiliated company. The Company did not realize a gain or loss as a result of the sale.

12. Related Party Transactions

The Company shares certain offices, employees and general expenses with affiliated companies.

The Company receives data processing, investment advisory and management, marketing and administration services from certain affiliates. During 2004, 2003, and 2002, the Company paid $35,941, $72,287, and $61,826, respectively, for these services, which approximates their costs to the affiliates.

Payables to affiliates bear interest at the thirty-day commercial paper rate. During 2004, 2003, and 2002, the Company paid net interest of $1,042, $985, and $737, respectively, to affiliates.

During 2004, the Company received capital contributions from AEGON and TALIAC of $424,830 and $65,170, respectively. During 2003, the Company distributed a dividend to its parent consisting of $45,700 of common stock and $254,300 of cash, and received a cash capital contribution of $200,000 that was accrued in 2002. During 2003 and 2002, the Company received a capital contribution of $80,000 and $230,000, respectively, in cash from its parent. In addition, in 2002, the Company issued a surplus note of $575,000 in exchange for cash.

At December 31, 2004 the Company reported $47,800 short-term notes receivable from Monumental Life Insurance Company, an affiliate, which is due December 23, 2005. At December 31, 2003, the Company did not have any net short-term notes receivable from an affiliate outstanding. Interest on these notes accrues based on the 30-day commercial paper rate at the time of issuance.

During 1998, the Company issued life insurance policies to certain affiliated companies, covering the lives of certain employees of those affiliates. Aggregate reserves for policies and contracts related to these policies are $236,425 and $226,770 at December 31, 2004 and 2003, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

13. Commitments and Contingencies

The Company has issued synthetic GIC contracts to benefit plan sponsors totaling $2,159,379 as of December 31, 2004. A synthetic GIC is an off-balance sheet fee-based product sold primarily to tax qualified plans. The plan sponsor retains ownership and control of the related plan assets. The Company provides book value benefit responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In certain contracts, the Company agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract-crediting rate is the means by which investment and benefit responsive experience is passed through to participants. In return for the book value benefit responsive guarantee, the Company receives a premium that varies based on such elements as benefit responsive exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow. Funding requirements to date have been minimal and management does not anticipate any future material funding requirements that would have a material impact on reported financial results.

The Company has also provided a guarantee for the obligations of non-insurance affiliates. These entities accept assignments of structured settlement payment obligations from other insurers and purchases structured settlement insurance policies from subsidiaries of the Company that match those obligations. There are no expected payments associated with this guarantee.

The Company may pledge assets as collateral for transactions involving funding agreements. At December 31, 2004, the Company has pledged invested assets with a carrying value and market value of $1,531,589 and $1,569,807, respectively, in conjunction with these transactions.

The Company may lend securities to approved broker and other parties to earn additional income. The Company receives collateral at least equal to 102% of the fair value of the loaned securities as of the transaction date. The counterparty is obligated to deliver additional collateral if the fair value of the collateral is at any time less than 100% of the fair value of the loaned securities. The additional collateral along with the collateral already held in connection with the lending transaction is at least equal to 102% of the fair value of the loaned securities. The Company does not participate in securities lending in foreign securities. There are no restrictions as to the collateral. Although risk is mitigated by collateral, the account could experience a delay in recovering its securities and possible loss of income or value if the borrower fails to return them. At

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

13. Commitments and Contingencies (continued)

December 31, 2004 and 2003, the value of securities loaned amounted to $682,627 and $1,032,994, respectively.

The Company has contingent commitments for $238,735 at December 31, 2004 for joint ventures, partnerships, and limited liability companies.

At December 31, 2004, the Company has mortgage loan commitments of $137,175.

The Company is a party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, in addition to contract liability, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law; amounts available for future offsets are recorded as an asset on the Company’s balance sheet. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The future obligation has been based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. The Company has established a reserve of $16,615 and $16,584 and an offsetting premium tax benefit of $7,122 and $7,217 at December 31, 2004 and 2003, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense (benefit) was $365, $56, and $(2) for the years ended December 31, 2004, 2003, and 2002, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

14. Reconciliation of Capital and Surplus and Net Loss

The following table reconciles capital and surplus and net income (loss) as reported in the Annual Statement filed with the Insurance Division, Department of Commerce, of the State of Iowa to the amounts reported in the accompanying financial statements:

	December 31, 2003	Year Ended December 31, 2003
	Total Capital and Surplus	Net Income
Amounts reported in Annual Statement	$1,375,231	$164,745
Under accrual of life and annuity reserves	—	3,733
Adjustment for reinsurance recoverables	—	199
Other adjustments	—	(233)
Tax effect	—	(1,295)

Amounts reported herein	$1,375,231	$167,149

	December 31, 2002	Year Ended December 31, 2002
	Total Capital and Surplus	Net Loss
Amounts reported in Annual Statement	$1,559,717	$(133,072)
Under accrual of life and annuity reserves	(3,733)	(3,733)
Adjustment for reinsurance recoverables	(1,446)	(199)
Other adjustments	233	233
Tax effect	1,295	1,295

Amounts reported herein	$1,556,066	$(135,476)

There were no reconciling items at December 31, 2004 of for the year than ended.

Statutory-Basis Financial

Statement Schedules

Transamerica Life Insurance Company

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2004

SCHEDULE I

Type of Investment	Cost (1)	Market Value	Amount at Which Shown in the Balance Sheet
Fixed maturities
Bonds:
United States Government and government agencies and authorities	$744,227	$742,178	$744,227
States, municipalities and political subdivisions	1,718,193	1,718,213	1,718,193
Foreign governments	579,846	638,453	579,846
Public utilities	1,472,197	1,550,113	1,472,197
All other corporate bonds	18,863,530	19,432,538	18,863,530
Redeemable preferred stocks	120,241	128,761	120,241

Total fixed maturities	23,498,234	24,210,256	23,498,234
Equity securities
Common stocks:
Banks, trust and insurance	67,850	67,850	67,850
Industrial, miscellaneous and all other	86,091	96,928	96,928

Total equity securities	153,941	164,778	164,778
Mortgage loans on real estate	3,907,422		3,907,422
Real estate	36,753		36,753
Policy loans	79,894		79,894
Other long-term investments	847,895		847,895
Cash and short-term investments	1,083,915		1,083,915

Total investments	$29,608,054		$29,618,891

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.

Transamerica Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

SCHEDULE III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*	Premiums Written
Year ended December 31, 2004
Individual life	$3,706,105	$—	$18,815	$1,106,335	$201,726	$557,857	$767,054
Individual health	481,152	11,264	20,082	125,322	25,246	149,813	34,059	$126,384
Group life and health	371,747	3,678	26,400	133,892	20,452	129,869	69,428	222,484
Annuity	14,791,947	—	—	2,317,755	1,128,058	3,724,119	364,062

	$19,350,951	$14,942	$65,297	$3,683,304	$1,375,482	$4,561,658	$1,234,603

Year ended December 31, 2003
Individual life	$3,329,369	$—	$14,877	$545,732	$187,047	$493,127	$267,289
Individual health	393,067	11,590	15,488	117,508	20,776	130,651	40,096	$117,509
Group life and health	332,722	3,728	17,239	142,612	18,989	104,620	62,625	205,244
Annuity	13,786,889	—	—	5,058,195	1,081,065	3,618,528	4,000,983

	$17,842,317	$15,318	$47,604	$5,864,047	$1,307,877	$4,346,926	$4,370,993

Year ended December 31, 2002
Individual life	$2,977,485	$—	$17,934	$529,767	$187,122	$343,087	$386,306
Individual health	311,152	10,930	12,898	101,679	17,851	104,699	32,347	$101,581
Group life and health	278,179	6,481	24,006	129,435	18,939	124,841	46,594	161,257
Annuity	11,857,774	—	—	8,304,909	919,157	5,689,344	3,796,799

	$15,424,590	$17,411	$54,838	$9,065,790	$1,143,069	$6,261,971	$4,262,046

*	Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

Transamerica Life Insurance Company

Reinsurance

(Dollars in Thousands)

SCHEDULE IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2004
Life insurance in force	$39,895,407	$8,896,284	$88,961	$31,088,084	0%

Premiums:
Individual life	$1,110,524	$8,401	$4,212	$1,106,335	0%
Individual health	126,384	1,062	—	125,322	0
Group life and health	222,484	88,592	—	133,892	0
Annuity	2,630,485	770,538	457,808	2,317,755	20

	$4,089,877	$868,593	$462,020	$3,683,304	13%

Year ended December 31, 2003
Life insurance in force	$38,955,851	$9,672,433	$90,171	$29,373,589	0%

Premiums:
Individual life	$547,646	$6,022	$4,108	$545,732	1%
Individual health	117,509	929	928	117,508	1
Group life and health	205,242	85,907	23,277	142,612	16
Annuity	5,064,047	150,852	145,000	5,058,195	3

	$5,934,444	$243,710	$173,313	$5,864,047	3%

Year ended December 31, 2002
Life insurance in force	$31,110,497	$4,235,057	$99,989	$26,975,429	1%

Premiums:
Individual life	$581,642	$55,840	$3,965	$529,767	1%
Individual health	101,581	1,054	1,152	101,679	1
Group life and health	161,257	57,179	25,357	129,435	20
Annuity	8,331,047	244,674	218,536	8,304,909	3

	$9,175,527	$358,747	$249,010	$9,065,790	3%

FINANCIAL STATEMENTS AND SCHEDULES – STATUTORY BASIS

Transamerica Life Insurance and Annuity Company

Years Ended December 31, 2004, 2003, and 2002

Transamerica Life Insurance and Annuity Company

Financial Statements and Schedules – Statutory Basis

Years Ended December 31, 2004, 2003, and 2002

Report of Independent Registered Public Accounting Firm

The Board of Directors

Transamerica Life Insurance and Annuity Company

We have audited the accompanying statutory-basis balance sheets of Transamerica Life Insurance and Annuity Company (an indirect wholly-owned subsidiary of AEGON N.V.) as of December 31, 2004 and 2003, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2004. Our audits also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of North Carolina, whose practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States also are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Transamerica Life Insurance and Annuity Company at December 31, 2004 and 2003, or the results of its operations or its cash flow for each of the three years in the period ended December 31, 2004.

1

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Life Insurance and Annuity Company at December 31, 2004 and 2003, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 2004, in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of North Carolina. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the financial statements, in 2003 Transamerica Life Insurance and Annuity Company changed its accounting policy for derivative instruments.

/s/ Ernst & Young LLP

Des Moines, Iowa

February 18, 2005

2

Transamerica Life Insurance and Annuity Company

Balance Sheets – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

	December 31
	2004	2003
Admitted assets
Cash and invested assets:
Cash and short-term investments	$213,457	$374,289
Bonds	15,103,851	15,831,391
Stocks:
Preferred	358,139	464,437
Common, at market (cost: 2004 – $59,109; 2003 – $57,648)	75,673	68,699
Affiliated entities (cost: 2004 – $318,908; 2003 – $253,468)	256,329	133,918
Mortgage loans on real estate	1,840,352	1,717,525
Policy loans	36,358	28,794
Receivable for securities sold	3,223	32,993
Other invested assets	52,817	120,755

Total cash and invested assets	17,940,199	18,772,801

Accrued investment income	409,568	382,260
Reinsurance receivable	173	49
Federal income taxes recoverable	2,705	14,144
Net deferred income tax asset	33,316	46,843
Receivable from parent, subsidiaries and affiliates	44,599	261,695
Other admitted assets	28,437	52,016
Separate account assets	7,084,644	6,198,994

Total admitted assets	$25,543,641	$25,728,802

3

	December 31
	2004	2003
Liabilities and capital and surplus
Liabilities:
Aggregate reserves for policies and contracts:
Life	$16,664	$15,483
Annuity	14,084,660	14,428,568
Liability for deposit type contracts	2,232,002	2,391,930
Municipal reverse repurchase agreements	23,127	22,936
Life claim reserves	10	—
Other policyholders’ funds	281	282
Funds held under coinsurance and other reinsurance treaties	604,758	901,003
Remittances and items not allocated	32,952	86,748
Asset valuation reserve	172,161	136,272
Interest maintenance reserve	99,823	67,246
Payable for securities purchased	179,904	197,523
Payable to affiliates	56,027	75,924
Transfers to separate accounts due or accrued	5,784	(1,763)
Other liabilities	73,153	54,228
Separate account liabilities	7,084,577	6,198,994

Total liabilities	24,665,883	24,575,374

Capital and surplus:
Common stock, $100 per share par value, 50,000 shares authorized, 25,000 issued and outstanding	2,500	2,500
Paid-in surplus	668,816	668,816
Unassigned surplus	206,442	482,112

Total capital and surplus	877,758	1,153,428

Total liabilities and capital and surplus	$25,543,641	$25,728,802

See accompanying notes.

4

Transamerica Life Insurance and Annuity Company

Statements of Operations – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2004	2003	2002
Revenues:
Premiums and other considerations, net of reinsurance:
Life	$3,011	$13,112	$3,099
Annuity	2,655,187	3,766,257	4,125,112
Accident and health	(252)	—	307
Net investment income	1,005,267	986,046	1,019,419
Amortization of interest maintenance reserve	17,364	(3,829)	(28,344)
Commissions and expense allowances on reinsurance ceded	3,231	8,270	11,488
Consideration for reinsurance recapture	286,705	—	—
Other income	5,601	27,559	35,320
Income from fees associated with investment management, administration and contract guarantees for separate accounts	36,984	32,274	31,309

	4,013,098	4,829,689	5,197,710
Benefits and expenses:
Benefits paid or provided for:
Life and accident and health	7	5,427	10
Surrender benefits	2,653,240	2,769,779	2,408,677
Other benefits	561,592	515,968	498,627
Increase in aggregate reserves for policies and contracts:
Life	1,181	1,116	2,060
Annuity	(367,352)	821,791	1,336,406

	2,848,668	4,114,081	4,245,780
Insurance expenses:
Commissions	65,038	137,421	219,358
General insurance expenses	111,862	118,336	115,490
Taxes, licenses and fees	6,764	3,091	9,038
Net transfers to separate accounts	450,882	343,331	513,110
Reinsurance reserve recapture	293,942	—	—
Other expenses	62,750	86,782	72,847

	991,238	688,961	929,843

Total benefits and expenses	3,839,906	4,803,042	5,175,623

Gain from operations before dividends to policyholders, federal income tax expense (benefit) and net realized capital gains (losses) on investments	173,192	26,647	22,087
Dividends to policyholders	262	267	257

Gain from operations before federal income tax expense (benefit) and net realized capital gains (losses) on investments	172,930	26,380	21,830
Federal income tax expense (benefit)	60,973	(1,909)	882

Gain from operations before net realized capital gains (losses) on investments	111,957	28,289	20,948
Net realized capital gains (losses) on investments (net of related federal income tax benefit (expense) and amounts transferred from/to interest maintenance reserve)	26,432	(89,770)	(43,454)

Net income (loss)	$138,389	$(61,481)	$(22,506)

See accompanying notes.

5

Transamerica Life Insurance and Annuity Company

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Common Stock	Paid-In Surplus	Unassigned Surplus	Total Capital and Surplus
Balance at January 1, 2002	$2,500	$288,816	$640,160	$931,476
Net loss	—	—	(22,506)	(22,506)
Change in net unrealized capital gains/ losses	—	—	(81,150)	(81,150)
Change in non-admitted assets	—	—	(30,547)	(30,547)
Change in liability for reinsurance in unauthorized companies	—	—	519	519
Change in asset valuation reserve	—	—	27,269	27,269
Seed money contributed to separate account, net of redemptions	—	—	5,228	5,228
Change in net deferred income tax asset	—	—	(1,128)	(1,128)
Change in surplus in separate account	—	—	(6,444)	(6,444)
Capital contribution	—	180,000	—	180,000
Reinsurance transactions	—	—	(3,375)	(3,375)

Balance at December 31, 2002	2,500	468,816	528,026	999,342
Net loss	—	—	(61,481)	(61,481)
Change in unrealized capital gains/losses	—	—	(23,617)	(23,617)
Change in non-admitted assets	—	—	64,670	64,670
Change in liability for reinsurance in unauthorized companies	—	—	160	160
Change in asset valuation reserve	—	—	(9,318)	(9,318)
Reinsurance transactions	—	—	(5,180)	(5,180)
Capital contribution	—	200,000	—	200,000
Change in net deferred income tax asset	—	—	(19,611)	(19,611)
Change in surplus in separate account	—	—	8,463	8,463

Balance at December 31, 2003	2,500	668,816	482,112	1,153,428
Net income	—	—	138,389	138,389
Change in unrealized capital gains/losses	—	—	33,765	33,765
Change in non-admitted assets	—	—	13,622	13,622
Change in asset valuation reserve	—	—	(35,889)	(35,889)
Reinsurance transactions	—	—	(3,416)	(3,416)
Dividend to stockholder	—	—	(400,000)	(400,000)
Change in net deferred income tax asset	—	—	(22,208)	(22,208)
Change in surplus in separate account	—	—	67	67

Balance at December 31, 2004	$2,500	$668,816	$206,442	$877,758

See accompanying notes.

6

Transamerica Life Insurance and Annuity Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2004	2003	2002
Operating activities
Premiums collected, net of reinsurance	$2,656,524	$3,767,991	$4,128,441
Net investment income	847,842	1,010,278	1,017,323
Miscellaneous income	329,883	82,447	71,176
Benefit and loss related payments	(3,147,094)	(3,235,812)	(2,798,088)
Net transfers to separate accounts	(377,766)	(251,062)	(407,463)
Commissions, expenses paid and aggregate write-ins for deductions	(248,409)	(351,795)	(413,607)
Dividends paid to policyholders	(264)	(252)	(255)
Federal income taxes received (paid)	(70,397)	25,245	(2,410)

Net cash provided by (used in) operating activities	(9,681)	1,047,040	1,595,117

Investing activities
Proceeds from investments sold, matured or repaid:
Bonds	9,576,592	13,186,955	12,946,963
Stocks	632,281	309,151	613,568
Mortgage loans on real estate	194,849	122,587	194,926
Other invested assets	91,879	36,005	52,442
Miscellaneous proceeds	139,422	67,562	63

Total investment proceeds	10,635,023	13,722,260	13,807,962

Cost of investments acquired:
Bonds	(8,806,834)	(13,598,328)	(14,560,676)
Stocks	(570,702)	(463,214)	(723,701)
Mortgage loans on real estate	(313,279)	(404,349)	(318,755)
Other invested assets	(21,338)	(31,979)	(75,325)
Miscellaneous applications	(7,015)	(72,391)	(84,631)

Total cost of investments acquired	(9,719,168)	(14,570,261)	(15,763,088)
Net increase in policy loans	(7,564)	(8,771)	(5,526)

Net cost of investments acquired	(9,726,732)	(14,579,032)	(15,768,614)

Net cash provided by (used in) investing activities	908,291	(856,772)	(1,960,652)

7

Transamerica Life Insurance and Annuity Company

Statements of Cash Flow – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2004	2003	2002
Financing and miscellaneous activities
Capital contribution	$—	$200,000	$180,000
Net deposits on deposit type contracts and other liabilities	(497,095)	(240,306)	(9,100)
Dividends to stockholders	(400,000)	—	—
Other cash provided (applied)	(162,347)	46,736	168,728

Total cash provided by (used in) financing and miscellaneous activities	(1,059,442)	6,430	339,628

Net increase (decrease) in cash and short-term investments	(160,832)	196,698	(25,907)
Cash and short-term investments:
Beginning of year	374,289	177,591	203,498

End of year	$213,457	$374,289	$177,591

See accompanying notes.

8

Transamerica Life Insurance and Annuity Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

December 31, 2004

1. Organization and Summary of Significant Accounting Policies

Transamerica Life Insurance and Annuity Company (the Company) is domiciled in North Carolina. The Company is a wholly-owned subsidiary of Transamerica Occidental Life Insurance Company (TOLIC), which is an indirect, wholly-owned subsidiary of Transamerica Corporation (Transamerica). Transamerica is an indirect, wholly-owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands. The Company is the parent of Gemini Investments, Inc., an investment company.

Nature of Business

The Company engages in providing life insurance, pension and annuity products, structured settlements, investment products, guaranteed interest contracts and funding agreements which are distributed through a network of independent and company-affiliated agents and independent brokers. The Company is licensed in 49 states and the District of Columbia.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the North Carolina Department of Insurance, which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on their rating by the National Association of Insurance Commissioners (NAIC); for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of capital and surplus for those designated as available-for-sale.

9

Transamerica Life Insurance and Annuity Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows. For GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets, other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to fair value. If high credit quality securities are adjusted, the retrospective method is used.

Derivative instruments that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of capital and surplus rather than to income as required for fair value hedges.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of

10

Transamerica Life Insurance and Annuity Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan. To the extent this calculation results in a liability the net deferral is reported as the “interest maintenance reserve” (IMR) in the accompanying balance sheets; any asset resulting from this calculation is a nonadmitted asset. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses would be reported in the statement of operations on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

The “asset valuation reserve” (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Subsidiaries: The accounts and operations of the Company’s subsidiary are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.

Separate Accounts with Guarantees: Some of the Company’s separate accounts provide policyholders with a guaranteed return. These separate accounts are included in the general account for GAAP due to the nature of the guaranteed return.

Non-admitted Assets: Certain assets designated as “non-admitted” are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees), except for guaranteed interest and group annuity contracts, consist of the entire premium received and benefits incurred represent the total of surrender and death

11

Transamerica Life Insurance and Annuity Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium income or benefits expense. Interest on these policies is reflected in other benefits. Under GAAP, universal life premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values. Under GAAP for all annuity policies, premiums received and benefits paid would be recorded directly to the reserve liability.

Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance: A liability for reinsurance balances has been provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to those amounts are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Deferred Income Taxes: Deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred income tax assets expected to be realized within one year of the balance sheet date or 10% of capital and surplus excluding any net deferred income tax assets, electronic data processing equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities. The remaining deferred tax assets are nonadmitted. Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in future years, and a valuation allowance is established for deferred income tax assets not expected to be realizable.

12

Transamerica Life Insurance and Annuity Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

Statements of Cash Flow: Cash, cash equivalents, and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year of less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

The effects of these variances have not been determined by the Company, but are presumed to be material.

Investments

Investments in bonds [except those to which the Securities Valuation Office of the NAIC (SVO) has ascribed an NAIC designation of a 6], mortgage loans on real estate and short-term investments are reported at cost adjusted for amortization of premiums and accrual of discounts. Amortization is computed using methods which result in a level yield over the expected life of the investment. The Company reviews its prepayment assumptions on mortgage and other asset-backed securities at regular intervals and adjusts amortization rates retrospectively when such assumptions are changed due to experience and/or expected future patterns. Investments in preferred stocks in good standing are reported at cost. Investments in preferred stocks not in good standing are reported at the lower of cost or market. Common stocks of unaffiliated companies are carried at market value, and the related unrealized capital gains or losses are reported in unassigned surplus. Common stock of the Company’s insurance subsidiary is recorded at the statutory-basis equity of the underlying company and common stock of other affiliates is recorded at the GAAP basis equity in net assets. Policy loans are reported at unpaid principal. Other invested assets consist of investments in various joint ventures and limited partnerships, which are recorded at equity in underlying net assets and derivatives, which are valued in accordance with the NAIC Accounting Practices and Procedures Manual and Purposes and Procedures Manual of the SVO. All derivative instruments are used for hedging purposes and valued on a basis consistent with the hedged item.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments, except for

13

Transamerica Life Insurance and Annuity Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

those with an NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities.

Realized capital gains and losses are determined on the basis of specific identification and are recorded net of related federal income taxes. The AVR is established by the Company to provide for potential losses in the event of default by issuers of certain invested assets. These amounts are determined using a formula prescribed by the NAIC and are reported as a liability. The formula for the AVR provides for a corresponding adjustment for realized gains and losses.

The carrying values of all investments are reviewed on an ongoing basis for credit deterioration. If this review indicates a decline in market value that is other than temporary, the carrying value of the investment is reduced to its estimated realizable value, or fair value, and a specific writedown is taken. Such reductions in carrying value are recognized as realized losses on investments.

Under a formula prescribed by the NAIC, the Company defers, in the IMR, the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the security.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months. Further, income is not accrued when collection is uncertain. At December 31, 2004 and 2003, the Company excluded investment income due and accrued of $1,264 and $1,276, respectively, with respect to such practices.

Derivative Instruments

Effective January 1, 2003, the Company adopted Statement of Accounting Principles (SSAP) No. 86 Accounting for Derivative Instruments and Hedging Activities. In accordance with SSAP No. 86, derivative instruments that qualify for special hedge accounting are valued and reported in a manner consistent with the hedged asset or liability. To qualify for special hedge accounting, the Company must maintain specific documentation regarding the risk management objectives of the hedge and demonstrate on an ongoing basis that the hedging relationship remains highly effective. Derivative

14

Transamerica Life Insurance and Annuity Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value and the changes in the fair value are recorded as unrealized gains and losses. This change in accounting principle had no impact on capital and surplus.

Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the hedged asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, in the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Interest rate basis swaps are used in the overall asset/liability management process to modify the interest rate characteristics of the hedged liability to mitigate the basis risk of assets and liabilities resetting on different indices. These interest rate swaps generally provide for the exchange of the difference between a floating rate on one index to a floating rate of another index, based upon an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged at each due date. Swaps meeting hedge accounting rules are carried in a manner consistent with the hedged item, generally amortized cost, in the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

The Company may hold foreign denominated assets or liabilities and cross currency swaps are utilized to convert the asset or liability to a U.S. denominated security. Cross currency swap agreements are contracts to exchange two principal amounts of two currencies at the prevailing exchange rate at inception of the contract. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a predetermined rate of exchange. Each asset or liability is hedged individually and the terms of the swap must meet the terms of the underlying instrument. These swaps meet

15

Transamerica Life Insurance and Annuity Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

hedge accounting rules and are carried at amortized cost, consistent with the manner in which the hedged items are carried. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

The Company issues products providing the customer a return based on the S&P and NASDAQ indices. The Company uses S&P 500 and NASDAQ 1000 futures contracts and/or options to hedge the liability option risk associated with these products. Futures are marked to market on a daily basis and a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements. Options are marked to fair value in the balance sheet and the fair value adjustment is recorded in the statement of operations.

An interest rate floor provides a receipt of payments in the event interest rates fall below the strike rates in the contract. An interest rate floor is designed to generate cash flows to offset lower cash flows received on assets during low interest rate environments. The Company pays a single premium at the beginning of the contract. These interest rate floors are marked to fair value in the balance sheet and the fair value adjustment is recorded in capital and surplus.

The Company may invest in capped floating rate commercial mortgage loans and use interest rate caps to convert the commercial mortgage loan into a pure floating rate asset in order to meet its overall asset/liability strategy. Each mortgage loan is hedged individually and the relevant terms of the asset and derivative must be the same. These caps require a premium to be paid at the onset of the contract and the Company benefits from the receipt of payments should rates rise above the strike rate. These derivatives meet hedge accounting rules and are carried at amortized cost in the financial statements. A gain or loss upon early termination would be reflected in the IMR similar to the underlying instrument.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit rating of ‘A’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets.

16

Transamerica Life Insurance and Annuity Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

These instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

Aggregate Policy Reserves

Life and annuity benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum required by law.

The aggregate policy reserves for life insurance policies are based principally upon the 1958 and 1980 Commissioners’ Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 3.50 to 6.00 percent and are computed principally on the Net Level Premium Valuation and the Commissioners’ Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioners’ Reserve Valuation Method.

Deferred annuity reserves are calculated according to the Commissioners’ Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.25 to 13.25 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include guaranteed investment contracts (GICs) and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications and Definitions of Insurance or Managed Care Contracts In Force. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed

17

Transamerica Life Insurance and Annuity Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioners’ Annuity Reserve Valuation Method.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the statement date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Liability for Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include GICs, funding agreements and other annuity contracts. Deposits and withdrawals received on these contacts are recorded as a direct increase or decrease directly to the liability balance, and are not reflected as premium, benefits, or changes in reserve in the statement of operations.

The Company issues funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees. However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals. Prior to 2004, these contracts were classified as life contracts in accordance with SSAP No. 50. During 2004, modifications were made to SSAP No. 50 such that these products should be classified as deposit-type contracts. As a result, the Company has changed its reserve classifications of these contracts as of January 1, 2004, with the change having no impact to the statement of operations during 2004. Accordingly, the Company’s change in aggregate reserves for annuity reserves in the balance sheet does not agree to the increase in aggregate reserves for annuity contracts in the statement of operations.

Separate Accounts

The Company administers segregated asset accounts for pension and other clients. The assets of the separate accounts are not subject to liabilities arising out of any other business the Company may conduct and are reported at fair value. Substantially all investment risks associated with fair value changes are borne by the clients. The liabilities of these separate accounts represent reserves established to meet withdrawal and future benefit payment provisions of the contracts.

18

Transamerica Life Insurance and Annuity Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and benefits paid represent the total of surrender and death benefits paid and the change in policy reserves. Revenues are recognized when due. Consideration received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium income or benefits paid.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of inforce blocks of business are included in unassigned surplus and are amortized into income over the estimated life of the policies. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively.

Reclassifications

Certain reclassifications have been made to the 2003 and 2002 financial statements to conform to the 2004 presentation.

2. Accounting Changes

Effective January 1, 2003, the Company adopted SSAP No. 86, Accounting for Derivative Instruments and Hedging Activities. In accordance with SSAP No. 86, derivative instruments that qualify for special hedge accounting are valued and reported in a manner consistent with the hedged asset or liability. To qualify for special hedge accounting, the Company must maintain specific documentation regarding the risk management objectives of the hedge and demonstrate on an ongoing basis that the hedging relationship remains highly effective. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are

19

Transamerica Life Insurance and Annuity Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

2. Accounting Changes (continued)

accounted for at fair value and the changes in the fair value are recorded as unrealized gains and losses. This change in accounting principle had no impact on capital and surplus as of January 1, 2003.

3. Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and short-term investments: The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

Investment securities: Fair values for bonds and preferred stocks are based on quoted market prices, where available. For bonds and preferred stocks not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. The fair values for common stocks of unaffiliated entities are based on quoted market prices.

Mortgage loans on real estate and policy loans: The fair values for mortgage loans are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans. The fair value of policy loans is assumed to equal their carrying amount.

Interest rate floors, caps, swaps, and swaptions and currency swaps: Estimated fair value of interest rate floors and caps are based upon the latest quoted market price. Estimated fair value of swaps, including interest rate swaps and swaptions and currency swaps, are based upon the pricing differential for similar swap agreements. The carrying value of these items is included with other invested assets on the balance sheet.

Short-term notes receivable from affiliates: The fair values for short-term notes receivable from affiliates are assumed to equal their carrying amount.

Separate account assets: The fair value of separate account assets are based on quoted market prices.

20

Transamerica Life Insurance and Annuity Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

3. Fair Values of Financial Instruments (continued)

Investment contracts: Fair values for the Company’s liabilities under investment-type insurance contracts, which include GICs and funding agreements, are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

Separate account annuity liabilities: Separate account annuity liabilities approximate the market value of the separate account assets.

Fair values for the Company’s insurance contracts other than investment contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

The following sets forth a comparison of the fair values and carrying amounts of the Company’s financial instruments:

	December 31
	2004		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Admitted assets
Bonds	$15,103,851	$15,973,166	$15,831,391	$16,660,697
Preferred stocks	358,139	395,745	464,437	509,797
Common stocks, other than affiliates	75,673	75,673	68,699	68,699
Mortgage loans on real estate	1,840,352	1,976,298	1,717,525	1,868,935
Policy loans	36,358	36,358	28,794	28,794
Cash and short-term investments	213,457	213,457	374,289	374,289
Interest rate floors, caps and swaptions	5,662	5,662	14,819	14,777
Interest rate and currency swaps	(39,676)	(41,549)	(19,317)	(31,504)
Receivables from parent, subsidiaries and affiliates	44,599	44,599	261,695	261,695
Separate account assets	7,084,644	7,084,644	6,198,994	6,198,994

Liabilities
Investment contract liabilities	13,023,944	13,204,357	13,829,668	14,077,077
Separate account annuity liabilities	7,027,072	7,036,069	5,950,881	5,974,972

21

Transamerica Life Insurance and Annuity Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments

Statutory-basis financial information of the Company’s wholly-owned insurance subsidiary, Transamerica Assurance Company (TAC), is summarized as follows:

December 31 2003
Summary statutory-basis balance sheets
Cash and invested assets	$926,955
Other assets	34,090

Total admitted assets	$961,045

Insurance reserves	$877,513
Other liabilities	30,430
Capital and surplus	53,102

Total liabilities and capital and surplus	$961,045

	Year Ended December 31
	2003	2002
Summary statutory-basis statements of operations
Revenues	$171,400	$149,122
Expenses and taxes	220,792	161,042

Net loss	$(49,392)	$(11,920)

On October 1, 2004, Transamerica Life Insurance Company (TLIC), an affiliate, completed a merger with TAC. As a result of this transaction, the Company received 34,295 shares of TLIC common stock which represents 13.3% of the issued and outstanding common shares. The Company’s carrying value and cost basis of TLIC was $171,481 and $255,015, respectively, at December 31, 2004.

22

Transamerica Life Insurance and Annuity Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

The carrying amount and estimated fair value of investments in bonds and preferred stocks are summarized as follows:

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses less than 12 months	Gross Unrealized Losses 12 months or more	Estimated Fair Value
December 31, 2004
Bonds:
United States Government and agencies	$130,544	$1,889	$67	$61	$132,305
State, municipal and other government	235,759	29,585	1,548	1,368	262,428
Industrial and miscellaneous	10,365,544	773,501	43,581	30,538	11,064,926
Public utilities	1,174,625	100,824	402	1,265	1,273,782
Mortgage and other asset-backed securities	3,197,379	79,222	17,357	19,519	3,239,725

	15,103,851	985,021	62,955	52,751	15,973,166
Preferred stocks	358,139	38,128	522	—	395,745

	$15,461,990	$1,023,149	$63,477	$52,751	$16,368,911

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses less than 12 months	Gross Unrealized Losses 12 months or more	Estimated Fair Value
December 31, 2003
Bonds:
United States Government and agencies	$118,191	$563	$262	$151	$118,341
State, municipal and other government	209,141	20,959	2,047	174	227,879
Industrial and miscellaneous	10,674,541	759,587	48,597	16,989	11,368,542
Public utilities	1,203,883	98,640	5,540	198	1,296,785
Mortgage and other asset-backed securities	3,625,635	55,845	8,170	24,160	3,649,150

	15,831,391	935,594	64,616	41,672	16,660,697
Preferred stocks	464,437	46,558	495	703	509,797

	$16,295,828	$982,152	$65,111	$42,375	$17,170,494

23

Transamerica Life Insurance and Annuity Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

The Company held bonds at December 31, 2004 and 2003 with a carrying value of $22,186 and $16,344, respectively, and amortized cost of $22,214 and $19,165, respectively, that have an NAIC rating of 6 and which are not considered to be other than temporarily impaired. These bonds are carried at the lower of amortized cost or fair value, and any write-down to fair value has been recorded directly to unassigned surplus. The Company will record a charge to the statement of operations to the extent that these securities are subsequently determined to be other than temporarily impaired.

The estimated fair value of bonds and preferred stocks with gross unrealized losses at December 31, 2004 and 2003 is as follows:

	Losses less than 12 months	Losses 12 months or more	Total
December 31, 2004
Bonds:
United States Government and agencies	$21,288	$10,559	$31,847
State, municipal and other government	15,257	21,089	36,346
Public utilities	65,817	39,332	105,149
Industrial and miscellaneous	1,720,052	529,027	2,249,079
Mortgage and other asset-backed securities	1,014,099	303,558	1,317,657

	2,836,513	903,565	3,740,078
Preferred stocks	15,202	—	15,202

	$2,851,715	$903,565	$3,755,280

	Losses less than 12 months	Losses 12 months or more	Total
December 31, 2003
Bonds:
United States Government and agencies	$62,481	$14,847	$77,328
State, municipal and other government	26,998	308	27,306
Public utilities	170,835	6,467	177,302
Industrial and miscellaneous	1,843,889	315,149	2,159,038
Mortgage and other asset-backed securities	737,068	605,007	1,342,075

	2,841,271	941,778	3,783,049
Preferred stocks	24,457	47,429	$71,886

	$2,865,728	$989,207	$3,854,935

24

Transamerica Life Insurance and Annuity Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

The carrying amount and estimated fair value of bonds at December 31, 2004, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Carrying Amount	Estimated Fair Value
Due in one year or less	$451,735	$467,370
Due after one year through five years	3,835,902	3,993,164
Due after five years through ten years	3,878,008	4,082,071
Due after ten years	3,740,827	4,190,836

	11,906,472	12,733,441
Mortgage and other asset-backed securities	3,197,379	3,239,725

	$15,103,851	$15,973,166

The Company regularly monitors industry sectors and individual debt securities for signs of impairment, including length of time and extent to which the market value of debt securities has been less than cost; industry risk factors; financial condition and near-term prospects of the issuer; and nationally recognized credit rating agency rating changes. Additionally for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. A specific security is considered to be impaired when it is determined that it is probable that not all amounts due (both principal and interest) will be collected as scheduled. Consideration is also given to management’s intent and ability to hold a security until maturity or until fair value will recover.

A detail of net investment income is presented below:

	Year Ended December 31
	2004	2003	2002
Income on bonds	$870,687	$908,559	$947,242
Dividends on equity investments	30,626	31,488	28,541
Income on mortgage loans on real estate	116,141	107,380	95,220
Interest on policy loans	1,295	894	642
Other	25,665	(24,432)	(17,810)

	1,044,414	1,023,889	1,053,835
Less investment expenses	(39,147)	(37,843)	(34,416)

Net investment income	$1,005,267	$986,046	$1,019,419

25

Transamerica Life Insurance and Annuity Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

Proceeds from sales and maturities of bonds and related gross realized gains and losses were as follows:

	Year Ended December 31
	2004	2003	2002
Proceeds	$9,576,592	$13,186,955	$12,946,963

Gross realized gains	$155,941	$290,610	$259,882
Gross realized losses	(88,569)	(211,369)	(316,000)

Net realized gains (losses)	$67,372	$79,241	$(56,118)

Gross realized losses for the years ended December 31, 2004, 2003 and 2002 include $17,227, $101,956, and $40,387, respectively, which relate to losses recognized on other than temporary declines in market value of debt securities.

At December 31, 2004, investments with an aggregate carrying value of $5,264 were on deposit with regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such regulatory authorities as required by statute.

Net realized capital gains (losses) on investments and changes in net unrealized capital gains/losses are summarized below:

	Realized
	Year Ended December 31
	2004	2003	2002
Bonds	$67,372	$79,241	$(56,118)
Preferred stocks	18,918	1,410	(113,881)
Common stocks	3,264	5,804	(17,649)
Mortgage loans	(1,048)	(5)	—
Other	8,729	(18,521)	(773)

	97,235	67,929	(188,421)
Related federal income tax benefit (expense)	(20,862)	(49,097)	75,479
Transfer from (to) interest maintenance reserve	(49,941)	(108,602)	69,488

Net realized capital gains (losses) on investments	$26,432	$(89,770)	$(43,454)

26

Transamerica Life Insurance and Annuity Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

	Change in Unrealized
	Year Ended December 31
	2004	2003	2002
Bonds	$10,203	$64,901	$(20,686)
Preferred stocks	—	25	1,795
Common stocks	5,513	9,999	(20,136)
Affiliated common stocks	56,971	(72,692)	(16,608)
Mortgage loans on real estate	—	(1,421)	(4,931)
Other	(38,922)	(24,429)	(20,584)

Change in net unrealized capital gains/ losses	$33,765	$(23,617)	$(81,150)

Gross unrealized gains and gross unrealized losses on unaffiliated common stocks are as follows:

	December 31
	2004	2003
Unrealized gains	$17,194	$11,634
Unrealized losses	(630)	(583)

Net unrealized gains	$16,564	$11,051

During 2004, the Company issued mortgage loans with interest rates ranging from 3.31% to 6.95% The maximum percentage of any one mortgage loan to the value of the underlying real estate at origination was 81%. The Company had no non-income producing mortgage loans for the year ended December 31, 2004. The Company requires all mortgaged properties to carry fire insurance equal to the value of the underlying property.

27

Transamerica Life Insurance and Annuity Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

At December 31, 2004 and 2003, the Company held a mortgage loan loss reserve in the AVR of $17,593 and $15,177, respectively. The mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

	Geographic Distribution
	December 31
	2004	2003
South Atlantic	22%	30%
Pacific	20	22
Mountain	17	11
E. North Central	16	8
Middle Atlantic	11	10
W. North Central	6	8
W. South Central	3	7
E. South Central	3	2
New England	2	2

	Property Type Distribution
	December 31
	2004	2003
Office	36%	47%
Industrial	21	16
Apartment	20	19
Shopping centers	16	9
Other	3	5
Agricultural	3	3
Medical	1	1

The Company uses interest rate swaps to reduce market risk in interest rates and to alter interest rate exposures arising from mismatches between assets and liabilities. An interest rate swap is an arrangement whereby two parties (counterparties) enter into an agreement to exchange periodic interest payments. The dollar amount the counterparties pay each other is an agreed-upon period interest rate multiplied by an underlying notional amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. The Company also uses cross currency swaps to reduce market risk in foreign currencies and to alter exchange exposure arising from mismatches between assets and liabilities. A notional currency exchange occurs at the beginning and end of the contract. During the life of the swap, the counterparties exchange fixed or floating interest payments in its swapped currency. All swap transactions are entered into pursuant to master agreements providing for a single net payment to be made by one counterparty at each due date.

Under exchange traded currency futures and options, the Company agrees to purchase a specified number of contracts with other parties and to post a variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts.

The parties with whom the Company enters into exchange traded futures and options are regulated futures commissions merchants who are members of a trading exchange. The Company may issue foreign denominated assets or liabilities and uses forward rate

28

Transamerica Life Insurance and Annuity Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

agreements to hedge foreign currency risk associated with its foreign denominated assets or liabilities. Cash payments and/or receipts represent the difference between market values and those of the contracts.

An interest rate floor provides for the receipt of payments in the event interest rates fall below the strike rates in the contract. The floor is designed to generate cash flows to offset the lower cash flows received on assets during low interest rate environments. The Company may also invest in capped floating rate commercial mortgage loans and use interest rate caps to convert the commercial mortgage loan into a pure floating rate asset in order to meet its overall asset/liability strategy. Interest rate caps provide for the receipt of payments when interest rates rise above the strike rates in the contract. A single premium is paid by the Company at the beginning of the interest rate cap/floor contracts.

The Company issues products providing the customer a return based on the S&P 500 and NASDAQ 1000 Indices. The Company uses S&P 500 and NASDAQ 1000 options to hedge the liability option risk associated with these products. Options are marked to fair value in the balance sheet and the fair value adjustment is recorded as income in the statement of operations. The Company recognized income (loss) from options contracts in the amount of $0, $7,903, and $(1,083), for the years ended December 31, 2004, 2003, and 2002, respectively.

The Company is exposed to credit related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparty to fail to meet their obligations given their high credit rating of ‘A’ or better. As of December 31, 2004, the fair value of all contracts, aggregated at a counterparty level, with a positive fair value amounted to $21,399.

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf in an amount equal to the difference between the net positive fair value of the contracts and an agreed upon threshold based on the credit rating of the counterparty. If the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets.

For the years ended December 31, 2004 and 2003, the Company has recorded $1,341 and $(8,760), respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized gain (loss).

29

Transamerica Life Insurance and Annuity Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

The Company utilizes futures contracts to hedge against changes in market conditions. Initial margin deposits are made by cash deposits or segregation of specific securities as may be required by the exchange on which the transaction was conducted. Pursuant to the contracts, the Company agrees to receive from or pay to the broker, an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as “variation margin” and are recorded by the Company as a variation margin receivable or payable on futures contracts. During the period the futures contracts are open, daily changes in the values of the contracts are recognized as realized gains or losses.

When the contracts are closed, the Company recognizes a realized gain or loss equal to the difference between the proceeds from, or cost of, the closing transaction and the Company’s cost basis in the contract. The Company recognized net realized gains (losses) from futures contracts in the amount of $350, $514, and $(628) for the years ended December 31, 2004, 2003, and 2002, respectively.

Open futures contracts at December 31, 2004 and 2003, were as follows:

Number of Contracts	Contract Type	Opening Market Value	Year-End Market Value
December 31, 2004
11	S&P 500 March 2005 Futures	$3,177	$3,197
December 31, 2003
13	S&P 500 March 2004 Futures	$3,507	$3,609

30

Transamerica Life Insurance and Annuity Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

The notional amount of derivative instruments outstanding at December 31, 2004 and 2003 is summarized as follows:

	Notional Amount
	December 31
	2004	2003
Derivative securities:
Interest rate and currency swaps:
Receive floating-pay floating	$84,974	$111,332
Receive fixed-pay floating	1,922,475	2,177,516
Receive floating-pay fixed	868,923	925,216
Interest rate floor agreements	160,500	—

5. Reinsurance

The Company is involved in both the cession and assumption of reinsurance, primarily with affiliated companies. Risks are reinsured with other companies to permit the recovery of a portion of the direct losses. These reinsured risks are treated as though, to the extent of the reinsurance, they are risks for which the Company is not liable. However, the Company remains liable to the extent the reinsuring companies do not meet their obligations under these reinsurance treaties.

The following summarizes the effect of certain reinsurance transactions:

	Year Ended December 31
	2004	2003	2002
Direct premiums	$2,523,563	$3,808,745	$4,209,100
Reinsurance assumed	149,111	10,804	104,983
Reinsurance ceded	(14,728)	(40,180)	(185,565)

Net premiums earned	$2,657,946	$3,779,369	$4,128,518

The Company received reinsurance recoveries in the amount of $87,012, $79,300, and $73,543, during 2004, 2003, and 2002, respectively. At December 31, 2004 and 2003, there are no amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2004 and 2003 of $615,815 and $915,543, respectively.

31

Transamerica Life Insurance and Annuity Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

5. Reinsurance (continued)

During 2001, the Company entered into a reinsurance transaction with Transamerica International Re (Bermuda) Ltd., an affiliate of the Company. Under the terms of this transaction, the Company ceded the obligation of future multi-year guarantees included in certain of its annuity contracts. The difference between the funds withheld under coinsurance balance of $557,869 and the reserve credit taken of $569,954 was credited directly to unassigned surplus on a net of tax basis. During 2004, 2003 and 2002, $2,396, $3,848, and $1,611, respectively, of the initial gain was amortized into earnings, with a corresponding charge to unassigned surplus. The Company holds collateral in the form of letters of credit of $20,000, $7,500, and $25,000 at December 31, 2004, 2003, and 2002, respectively.

Additionally, during 2001, the Company entered into a reinsurance transaction with an unaffiliated company to cede certain annuity benefits on an inforce group of contracts. The effect of this transaction was also credited directly to surplus on a net of tax basis. The gain from this transaction of $9,425 was credited directly to unassigned surplus. During 2004, 2003, and 2002, $1,020, $1,051 and $1,810, respectively, of the initial gain were amortized into earnings, with a corresponding charge to unassigned surplus.

On July 1, 2004 the Company recaptured the business it had ceded to TOLIC. The Company received $286,705 as consideration for this recapture, which has been included in the Company’s statement of operations. The change in reserves of $293,942 related to the recapture has been reported in the statement of operations. This transaction reduced funds held under coinsurance and other reinsurance treaties by $286,754 during 2004.

32

Transamerica Life Insurance and Annuity Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

6. Income Taxes

The main components of deferred income tax amounts are as follows.

	December 31
	2004	2003
Deferred income tax assets:
Deferred acquisition costs tax basis	$30,654	$34,588
Reserves	23,046	25,854
Unrealized capital losses	28,854	41,064
Other	19,115	18,395

Deferred income tax assets	101,669	119,901

Deferred income tax assets – nonadmitted	8,528	17,209

Deferred income tax liabilities:
Deferred intercompany gains	26,692	19,904
Unrealized capital gains	28,908	27,757
Partnerships	3,209	6,962
Other	1,016	1,226

Deferred income tax liabilities	59,825	55,849

	$33,316	$46,843

The change in net deferred income tax assets and deferred income tax assets – nonadmitted are as follows:

	Year Ended December 31
	2004	2003	2002
Change in net deferred income tax asset	$(22,208)	$(19,611)	$(1,128)

Change in deferred income tax assets – nonadmitted	(8,681)	(18,760)	(10,573)

33

Transamerica Life Insurance and Annuity Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

6. Income Taxes (continued)

Federal income tax expense (benefit) differs from the amount computed by applying the statutory federal income tax rate to gain from operations before federal income tax expense (benefit) and net realized capital gains (losses) on investments for the following reasons:

	Year Ended December 31
	2004	2003	2002
Income tax computed at the federal statutory rate (35%):	$60,526	$9,233	$7,641
Deferred acquisition costs – tax basis	(3,934)	(326)	4,681
Dividends received deduction	(2,620)	(1,408)	(1,471)
IMR amortization	(6,077)	1,340	9,920
Prior year under (over) accrual	3,890	(1,643)	2,280
Reinsurance adjustments	(1,196)	(1,813)	(1,181)
Tax credits	(218)	(892)	(329)
Tax reserve valuation	(3,799)	(3,832)	(19,790)
Other	14,401	(2,568)	(869)

Federal income tax expense (benefit)	$60,973	$(1,909)	$882

The Company joins in a consolidated federal income tax return with TOLIC and other affiliates. As a result, the operating loss carryforwards and the income taxes incurred that are available for carryback on future losses are calculated on a consolidated basis. The method of allocation between the companies is subject to written agreement, approved by the Board of Directors. Allocation is based upon separate return calculations. Intercompany tax balances are settled within 30 days of payment to the Internal Revenue Service (IRS).

The Company’s federal income tax returns have been examined and closing agreements have been executed with the IRS through the tax period ended July 21, 1999. An examination is underway for the short period from July 22 through December 31, 1999 and for calendar years 2000 and 2001.

Prior to 1984, as provided for under the Life Insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation but was accumulated for income tax purposes in a memorandum account referred to as the “policyholders’ surplus accounts” (PSA). No federal income taxes have been provided for in the financial statements on income deferred in the PSA ($20,300 at December 31, 2004). To the extent

34

Transamerica Life Insurance and Annuity Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

6. Income Taxes (continued)

that dividends are paid from the amount accumulated in the PSA, net earnings would be reduced by the amount of tax required to be paid. Should the entire amount in the PSA account become taxable, the tax thereon computed at the current rates would amount to approximately $7,105.

As of December 31, 2004, 2003, and 2002 income taxes for the consolidated group in which the Company is included and will be available for recoupment in the event of future net losses are $126,123, $128,053, and $17,203, respectively.

7. Policy and Contract Attributes

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity and deposit-type products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

	December 31
	2004		2003
	Amount	Percent	Amount	Percent
Subject to discretionary withdrawal with adjustments:
With market value adjustment	$3,346,120	14%	$3,860,389	16%
At book value less surrender charge	3,310,778	14	4,114,710	17
At market value	6,739,240	28	6,361,973	27

Subject to discretionary withdrawal without adjustment	5,412,389	23	3,921,768	17
Not subject to discretionary withdrawal provision	5,151,876	21	5,427,773	23

	23,960,403	100%	23,686,613	100%

Less reinsurance ceded	612,473		912,027

Total policy reserves on annuity and deposit-type liabilities	$23,347,930		$22,774,586

Separate accounts held by the Company primarily represent funds which are administered for pension plans. The assets consist primarily of fixed maturities and equity securities and are carried at estimated fair value. The Company provides a minimum guaranteed return to policyholders of certain separate accounts. Certain other separate accounts do not have any minimum guarantees and substantially all the investment risks associated with market value changes are borne entirely by the policyholder.

35

Transamerica Life Insurance and Annuity Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

7. Policy and Contract Attributes (continued)

Information regarding the separate accounts of the Company is as follows:

	Indexed	Nonindexed Guaranteed	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2004	$—	$11,643	$1,662,627	$1,674,270

Reserves for separate accounts as of December 31, 2004 with assets at:
Fair value	$—	—	6,739,240	6,739,240
Amortized cost	$—	287,832	—	287,832

Total	$—	$287,832	$6,739,240	$7,027,072

Reserves by withdrawal characteristics as of December 31, 2004:
With market value adjustment	$—	255,701	65,384	321,085
At market value	$—	—	6,673,856	6,673,856
Not subject to discretionary withdrawal	$—	32,131	—	32,131

Total	$—	$287,832	$6,739,240	$7,027,072

Premiums, deposits and other considerations for the year ended December 31, 2003	$—	$15,566	$1,686,663	$1,702,229

Reserves for separate accounts as of December 31, 2003 with assets at:
Fair value	$—	—	5,617,189	5,617,189
Amortized cost	$—	333,692	—	333,692

Total	$—	$333,692	$5,617,189	$5,950,881

Reserves by withdrawal characteristics as of December 31, 2003:
With market value adjustment	$—	308,856	52,303	361,159
At market value	$—	—	5,564,886	5,564,886
Not subject to discretionary withdrawal	$—	24,836	—	24,836

Total	$—	$333,692	$5,617,189	$5,950,881

36

Transamerica Life Insurance and Annuity Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

7. Policy and Contract Attributes (continued)

	Indexed	Nonindexed Guaranteed	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2002	$—	$14,328	$1,617,853	$1,632,181

Reserves for separate accounts as of December 31, 2002 with assets at:
Fair value	$—	—	4,311,762	4,311,762
Amortized cost	$—	401,372	—	401,372

Total	$—	$401,372	$4,311,762	$4,713,134

Reserves by withdrawal characteristics as of December 31, 2002:
With market value adjustment	$—	387,467	28,304	415,771
At market value	$—	—	4,283,458	4,283,458
Not subject to discretionary withdrawal	$—	13,905	—	13,905

Total	$—	$401,372	$4,311,762	$4,713,134

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	Year Ended December 31
	2004	2003	2002
Transfers as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$1,670,142	$1,703,341	$1,646,198
Transfers from separate accounts	1,219,405	1,362,913	1,132,860

Net transfers to separate accounts	450,737	340,428	513,338

Reconciling adjustments:
Other	145	2,903	(228)

Transfers as reported in the statements of operations	$450,882	$343,331	$513,110

At December 31, 2004 and 2003, the Company had variable annuities with guaranteed death benefits as follows:

Year	Benefit and Type of Risk	Subjected Account Value	Amount of Reserve Held	Reinsurance Reserve Credit
2004	Minimum Guaranteed Death Benefit	$368,805	$5,010	$2,943
2003	Minimum Guaranteed Death Benefit	$369,448	$4,787	$2,479

37

Transamerica Life Insurance and Annuity Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

7. Policy and Contract Attributes (continued)

For Variable Annuities with Minimum Guaranteed Death Benefits (“MGDB”), the Company complies with Actuarial Guideline 34. This guideline requires that MGDBs be projected by assuming an immediate drop in the values of the assets supporting the variable annuity contract, followed by a subsequent recovery at a net assumed return until the maturity of the contract. The immediate drop percentages and gross assumed returns vary by asset class and are defined in the guideline. Mortality is based on the 1994 Variable Annuity MGDB Mortality Table, which is also defined in the guideline.

The Company enters into municipal reverse repurchase agreements for which it requires a minimum of 95% of the fair value of the securities transferred to be maintained as collateral. The Company has recorded liabilities of $23,127 and $22,936 for these agreements as of December 31, 2004 and 2003, respectively. The reverse repurchase agreements are collateralized by government agency securities with book values of $24,600 and $37,704 as of December 31, 2004 and 2003, respectively. These securities have maturity dates that range from 2019 to 2027 and have a weighted average interest rate of 6.19%.

8. Dividend Restrictions

The Company is subject to limitations, imposed by the State of North Carolina, on the payment of dividends to its parent company. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the lesser of (a) 10 percent of statutory surplus as of the preceding December 31, or (b) statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2005, without the prior approval of insurance regulatory authorities, is $87,526.

Life/health insurance companies are subject to certain risk-based capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life/health insurance company is to be determined based on the various risk factors related to it. At December 31, 2004, the Company meets the RBC requirements.

38

Transamerica Life Insurance and Annuity Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

9. Related Party Transactions

The Company shares certain offices, employees and general expenses with affiliated companies.

The Company receives data processing, investment advisory and management, marketing and administration services from affiliates. During 2004 and 2003 and 2002, the Company paid $59,935, $70,416, and $70,126, respectively, for these services, which approximates their costs to the affiliates.

The Company provides office space, marketing and administrative services to certain affiliates. During 2004, 2003 and 2002, the Company received $17,480, $28,901, and $31,987, respectively, for such services, which approximates their cost.

Payables to affiliates bear interest at the thirty-day commercial paper rate.

The Company received capital contributions of $-0-, $200,000, $180,000 from its parent in 2004, 2003, and 2002, respectively.

At December 31, 2004 and 2003, the Company has receivables from parents, subsidiaries, and affiliates of $44,599 and $261,695, respectively. Interest on these notes accrues at the 30-day commercial paper rate at the time of issuance.

The Company participates in various benefit plans sponsored by AEGON and the related costs allocated to the Company are not significant.

During 2004 the Company paid a dividend of $400,000 to TOLIC. This dividend was approved by the Insurance Department of the State of North Carolina as an extraordinary dividend.

During 2004, the Company made a capital contribution to TLIC of $65,170. During 2003 and 2002, the Company made capital contributions to TAC of $80,000 and $30,000, respectively.

10. Commitments and Contingencies

The Company has issued synthetic GIC contracts to plan sponsors totaling $3,238,639 and $3,552,684 as of December 31, 2004 and 2003, respectively. Most of these contracts are issued to tax qualified plans and the plan sponsor retains ownership and control of the related plan assets. The Company provides book value benefit responsiveness in the event that plan benefit requests exceed plan cash flows. In certain contracts, the Company

39

Transamerica Life Insurance and Annuity Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

10. Commitments and Contingencies (continued)

agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract-crediting rate is the means by which investment and benefit responsive experience is passed through to participants. In return for the book value benefit responsive guarantee, the Company receives a premium that varies based on such elements as benefit responsive exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow. Funding requirements to date have been minimal and management does not anticipate any future material funding requirements that would have a material impact on reported financial results.

At December 31, 2004, 2003, and 2002, the Company had entered into an agreement with commitment amounts of $21,090, $37,670, and $51,805, respectively, for which it was paid a fee to provide credit enhancement and standby liquidity asset purchase agreement on municipal variable rate demand note facilities. The Company believes the chance of draws or other performance features being exercised under these agreements is minimal.

The Company may pledge assets as collateral for transactions involving derivatives and funding agreements. At December 31, 2004 and 2003, the Company has pledged invested assets with a carrying value of $2,005 and $4,802, respectively, and a market value $2,114 and $4,896, respectively, in conjunction with these transactions.

The Company is a party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, in addition to contract liability, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

The Company has contingent commitments for $68,579 at December 31, 2004, for joint ventures, partnerships and limited liability companies.

At December 31, 2004, the Company has mortgage loan commitments of $22,370.

At December 31, 2004, the Company has outstanding private placement commitments of $8,000.

The Company participates in an agent-managed securities lending program in which $546,954 and $0 were on loan as of December 31, 2004 and December 31, 2003, respectively. The Company receives collateral equal to 102/105 percent of the fair market value of the loaned securities as of the transaction date for domestic/international

40

Transamerica Life Insurance and Annuity Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

10. Commitments and Contingencies (continued)

securities, respectively. The counterparty is mandated to deliver additional collateral if the fair market value of the collateral compared to the fair market value of the loaned securities falls to 100 percent for domestic securities or at any time falls less than 105 percent for international securities. This additional collateral, along with the collateral already held in connection with the lending transaction, must then be at least equal to 102/105 percent of the fair value of the loaned securities. The program requirements restrict the collateral from rehypothecation by any party involved in the transaction and has minimum limitations related to credit worthiness, duration and borrower levels.

At December 31, 2004 and 2003, the net amount of securities being acquired on a “to be announced” (TBA) basis was $179,887, and $124,922, respectively.

41

Statutory-Basis Financial

Statement Schedules

Transamerica Life Insurance and Annuity Company

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2004

Schedule I

Type of Investment	Cost (1)	Market Value	Amount at Which Shown in the Balance Sheet
Fixed maturities
Bonds:
United States government and government agencies and authorities	$134,499	$136,794	$134,499
States, municipalities and political subdivisions	308,365	323,106	308,365
Foreign governments	194,173	208,115	194,173
Public utilities	1,174,625	1,273,782	1,174,625
All other corporate bonds	13,292,189	14,031,369	13,292,189
Preferred stock	358,139	395,745	358,139

Total fixed maturities	15,461,990	16,368,911	15,461,990

Equity securities
Common stocks:
Public utilities	1,135	1,562	1,562
Banks, trust and insurance	5,259	6,430	6,430
Industrial, miscellaneous and all other	52,715	67,681	67,681

Total equity securities	59,109	75,673	75,673

Mortgage loans on real estate	1,840,352		1,840,352
Policy loans	36,358		36,358
Other invested assets	52,817		52,817
Cash and short-term investments	213,457		213,457

Total	$17,664,083		$17,680,647

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjustment for amortization of premiums or accrual of discounts.

42

Transamerica Life Insurance and Annuity Company

Supplementary Insurance Information

(Dollars in Thousands)

Schedule III

	Future Policy Benefits and Expenses	Policy and Contract Liabilities	Premium Revenue
Year ended December 31, 2004
Individual life	$16,626	$10	$3,001
Group life and health	38	—	(242)
Annuity	14,084,660	—	2,655,187

	$14,101,324	$10	$2,657,946
Year ended December 31, 2003
Individual life	$15,443	$—	$13,099
Group life and health	40	—	13
Annuity	14,428,568	—	3,766,257

	$14,440,051	$—	$3,779,369
Year ended December 31, 2002
Individual life	$14,314	$104	$3,092
Group life and health	53	121	314
Annuity	13,606,513	—	4,125,112

	$13,620,880	$225	$4,128,518

43

Transamerica Life Insurance and Annuity Company

Supplementary Insurance Information (continued)

(Dollars in Thousands)

Schedule III

	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*	Premiums Written
Year ended December 31, 2004
Individual life	$1,952	$3,241	$335
Group life and health	—	(17)	(26)	$10
Annuity	1,003,315	2,845,444	990,929

	$1,005,267	$2,848,668	$991,238
Year ended December 31, 2003
Individual life	$1,601	$2,680	$382
Group life and health	4	5,364	(24)	$13
Annuity	984,441	4,106,037	688,603

	$986,046	$4,114,081	$688,961
Year ended December 31, 2002
Individual life	$1,212	$4,235	$303
Group life and health	—	(85)	812	$315
Annuity	1,018,207	4,241,630	928,728

	$1,109,419	$4,245,780	$929,843

*	Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

44

Transamerica Life Insurance and Annuity Company

Reinsurance

(Dollars in Thousands)

Schedule IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed To Net
Year ended December 31, 2004
Life insurance in force	$60,363	$18,681	$—	$41,682	—%

Premiums:
Individual life	$3,444	$443	$—	$3,001	—%
Group life and health	10	252	—	(242)	—
Annuity	2,520,109	14,033	149,111	2,655,187	6

	$2,523,563	$14,728	$149,111	$2,657,946	6%

Year ended December 31, 2003
Life insurance in force	$66,807	$20,623	$—	$46,184	—%

Premiums:
Individual life	$13,559	$460	$—	$13,099	—%
Group life and health	13	—	—	13	—
Annuity	3,795,173	39,720	10,804	3,766,257	—

	$3,808,745	$40,180	$10,804	$3,779,369	—%

Year ended December 31, 2002
Life insurance in force	$105,773	$23,220	$—	$82,553	—%

Premiums:
Individual life	$3,572	$480	$—	$3,092	—%
Group life and health	315	1	—	314	—
Annuity	4,205,213	185,084	104,983	4,125,112	3

	$4,209,100	$185,565	$104,983	$4,128,518	3%

45

PART C	OTHER INFORMATION

Item 24.	Financial Statements and Exhibits

(a)	Financial Statements

All required financial statements are included in Part B of this Registration Statement.

(b)	Exhibits:

	(1)	(a)	Resolution of the Board of Directors of Transamerica Life Insurance Company authorizing establishment of the Mutual Fund Account. Note 1.

	(2)		Not Applicable.

	(3)	(a)	Amended and Restated Principal Underwriting Agreement by and between Transamerica Life Insurance Company, on its own behalf and on the behalf of the Mutual Fund Account, and AFSG Securities Corporation. Note 8.

		(a)(1)	Amendment No. 6 to Principal Underwriting Agreement. Note 8.

		(b)	Form of Broker/Dealer Supervision and Sales Agreement by and between AFSG Securities Corporation and the Broker/Dealer. Note 2.

	(4)	Forms of Flexible Premium Deferred Variable Annuity Contracts.

		(a)	Form of Flexible Premium Deferred Variable Annuity Contract for Transamerica Bounty Variable Annuity. Note 5

		(b)	Guaranteed Minimum Death Benefit Rider. Note 1

		(c)	Guaranteed Minimum Income Rider. Note 1

	(5)	Form of Application. Note 5

	(6)	(a)	Articles of Incorporation of Transamerica Life Insurance Company. Note 3

		(b)	ByLaws of Transamerica Life Insurance Company. Note 3

	(7)	Reinsurance Agreement. Note 4

	(8)	Form of Participation Agreements.
		(a)	re The Alger American Fund. Note 1
		(b)	re Alliance Variable Products Series Fund, Inc. Note 1
		(c)	re Dreyfus Variable Investment Fund. Note 1
		(d)	re Janus Aspen Series. Note 1
		(e)	re MFS Variable Insurance Trust. Note 1
		(f)	re Morgan Stanley Universal Funds, Inc. Note 1
		(g)	re OCC Accumulation Trust. Note 1
		(h)	re Transamerica Variable Insurance Fund, Inc. Note 2
		(i)	re PIMCO Variable Insurance Trust Note 5

	(9)	Opinion and Consent of Counsel. Note 1.

	(10)	Consent of Independent Auditors. Note 9.

	(11)	Not applicable.

	(12)	Not applicable.

	(13)	Performance Data Calculations. Note 6.

	(14)	Powers of Attorney. (L.N. Norman, C.D. Vermie, A.C. Schneider, R.J. Kontz, B.K. Clancy) Note 7 (R.L. Ziegler) Note 2 (James A. Beardsworth) Note 8.

Note 1.	Incorporated herein by reference to Initial Filing on form N-4 Registration Statement (File No. 333-57697) on June 26, 1998.

Note 2.	Incorporated herein by reference to Initial Filing of form N-4 Registration Statement (File No. 333-116562) on June 17, 2004.

Note 3.	Incorporated herein by reference to Initial Filing of Form N-4 Registration Statement (File No. 333-62738) on June 11, 2001.

Note 4.	Incorporated herein by reference to Post-Effective Amendment No. 2 to Form N-4 Registration Statement (File No. 333-109580) on January 7, 2005.

Note 5.	Incorporated herein by reference to Post-Effective Amendment No. 2 to Form N-4 Registration Statement (File No. 33-55152) on September 2, 1999.

Note 6.	Incorporated herein by reference to Post-Effective Amendment No. 4 to Form N-4 Registration Statement (File No. 333-57697) on April 25, 2001.

Note 7.	Incorporated herein by reference to Post-Effective Amendment No. 25 to the Form N-4 Registration Statement (File No. 33-33085) on April 27, 2001.

Note 8.	Filed Herewith.

Note 9.	To be Filed by Amendment.

Item 25. Directors and Officers of the Depositor (Transamerica Life Insurance Company)

Name and Business Address	Principal Positions and Offices with Depositor
Larry N. Norman 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Director, Chairman of the Board and President

Ronald L. Ziegler 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Director, Vice President and Actuary

Craig D. Vermie 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Director, Senior Vice President, Secretary and General Counsel

Arthur C. Schneider 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Director, Senior Vice President and Chief Tax Officer

Robert J. Kontz 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Vice President and Corporate Controller

Brenda K. Clancy 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Director, Executive Vice President and Chief Operations Officer

James A. Beardsworth 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Senior Vice President and Treasurer

Item 26. Persons Controlled by or under Common Control With the Depositor or Registrant.

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

Academy Alliance Holdings Inc.	Canada	100% Creditor Resources, Inc.	Holding company

Academy Alliance Insurance Inc.	Canada	100% Creditor Resources, Inc.	Insurance

Academy Insurance Group, Inc.	Delaware	100% Commonwealth General Corporation	Holding company

Academy Life Insurance Co.	Missouri	100% Academy Insurance Group, Inc.	Insurance company

ADB Corporation, L.L.C.	Delaware	100% Money Services, Inc.	Special purpose limited Liability company

AEGON Alliances, Inc.	Virginia	100% Benefit Plans, Inc.	General agent

AEGON Asset Management Services, Inc.	Delaware	100% AUSA Holding Co.	Registered investment advisor

AEGON Assignment Corporation	Illinois	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements

AEGON Assignment Corporation of Kentucky	Kentucky	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements

AEGON Canada Inc. (“ACI”)	Canada	100% TIHI	Holding company

AEGON Capital Management, Inc.	Canada	100% AEGON Canada Inc.	Investment counsel and portfolio manager

AEGON Dealer Services Canada, Inc.	Canada	100% 1490991 Ontario Limited	Mutual fund dealer

AEGON Derivatives N.V.	Netherlands	100% AEGON N.V.	Holding company

AEGON Direct Marketing Services, Inc.	Maryland	100% Monumental Life Insurance Company	Marketing company

AEGON DMS Holding B.V.	Netherlands	100% AEGON International N.V.	Holding company

AEGON Financial Services Group, Inc.	Minnesota	100% Transamerica Life Insurance Co.	Marketing

AEGON Fund Management, Inc.	Canada	100% AEGON Canada Inc.	Mutual fund issuer

AEGON Funding Corp.	Delaware	100% AEGON USA, Inc.	Issue debt securities-net proceeds used to make loans to affiliates

AEGON Funding Corp. II	Delaware	100% Transamerica Corp.	Issue debt securities-net proceeds used to make loans to affiliates

AEGON Institutional Markets, Inc.	Delaware	100% Commonwealth General Corporation	Provider of investment, marketing and admin. services to ins. cos.

AEGON International N.V.	Netherlands	100% AEGON N.V.	Holding company

AEGON Management Company	Indiana	100% AEGON U.S. Holding Corporation	Holding company

AEGON N.V.	Netherlands	22.72% of Vereniging AEGON Netherlands Membership Association	Holding company

AEGON Nederland N.V.	Netherlands	100% AEGON N.V.	Holding company

AEGON Nevak Holding B.V.	Netherlands	100% AEGON N.V.	Holding company

AEGON Structured Settlements, Inc.	Kentucky	100% Commonwealth General Corporation	Administers structured settlements of plaintiff’s physical injury claims against property and casualty insurance companies

AEGON U.S. Corporation	Iowa	AEGON U.S. Holding Corporation owns 10,024 shares (75.58%); AEGON USA, Inc. owns 3,238 shares (24.42%)	Holding company

AEGON U.S. Holding Corporation	Delaware	1046 shares of Common Stock owned by Transamerica Corp.; 225 shares of Series A Preferred Stock owned by Scottish Equitable Finance Limited	Holding company

AEGON USA Investment Management, Inc.	Iowa	100% AUSA Holding Co.	Investment advisor

AEGON USA Investment Management, LLC	Iowa	100% AEGON USA, Inc.	Investment advisor

AEGON USA Real Estate Services, Inc.	Delaware	100% AEGON USA Realty Advisors, Inc.	Real estate and mortgage holding company

AEGON USA Realty Advisors, Inc.	Iowa	100% AUSA Holding Co,	Administrative and investment services

AEGON USA Travel and Conference Services LLC	Iowa	100% Money Services, Inc.	Travel and conference services

AEGON USA, Inc.	Iowa	10 shares Series A Preferred Stock owned by AEGON U.S Holding Corporation; 150,000 shares of Class B Non-Voting Stock owned by AEGON U.S. Corporation; 100 shares Voting Common Stock owned by AEGON U.S Corporation	Holding company

AEGON/Transamerica Series Fund, Inc.	Maryland	100% AEGON/Transamerica Fund Advisors, Inc.	Investment advisor, transfer agent, administrator, sponsor, principal underwriter/distributor or general partner.

AFSG Securities Corporation	Pennsylvania	100% Commonwealth General Corporation	Broker-Dealer

ALH Properties Eight LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Eleven LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Fifteen LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Five LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Four LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Nine LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Seven LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Seventeen LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Sixteen LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Ten LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Twelve LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Two LLC	Delaware	100% FGH USA LLC	Real estate

American Bond Services LLC	Iowa	100% Transamerica Life Insurance Company (sole member)	Limited liability company

Ammest Realty Corporation	Texas	100% Monumental Life Insurance Company	Special-purpose subsidiary

Ampac Insurance Agency, Inc. (EIN 23-2364438)	Pennsylvania	100% Academy Insurance Group, Inc.	Inactive

Ampac Insurance Agency, Inc. (EIN 23-1720755)	Pennsylvania	100% Commonwealth General Corporation	Provider of management support services

Ampac, Inc.	Texas	100% Academy Insurance Group, Inc.	Managing general agent

Apple Partners of Iowa LLC	Iowa	Members: 58.13% Monumental Life Insurance Company; 41.87% Peoples Benefit Life Insurance Company	Hold title on Trustee’s Deeds on secured property

ARC Reinsurance Corporation	Hawaii	100% Transamerica Corp,	Property & Casualty Insurance

ARV Pacific Villas, A California Limited Partnership	California	General Partners - Transamerica Affordable Housing, Inc. (0.5%); Non-Affiliate of AEGON, Jamboree Housing Corp. (0.5%). Limited Partner: TOLIC (99%)	Property

AUSA Holding Company	Maryland	100% AEGON USA, Inc.	Holding company

AUSACAN LP	Canada	General Partner - AUSA Holding Co. (1%); Limited Partner - First AUSA Life Insurance Company (99%)	Inter-company lending and general business

Bankers Financial Life Ins. Co.	Arizona	100% Voting Common Stock - First AUSA Life Insurance Co. Class B Common stock is allocated 75% of total cumulative vote. Class A Common stock is allocated 25% of total cumulative vote.	Insurance

Bankers Mortgage Company of CA	California	100% TRS	Investment management

Bay Area Community Investments I, LLC	California	70% LIICA; 30% Monumental Life Insurance Company	Investments in low income housing tax credit properties

Bay State Community Investments I, LLC	Delaware	100% Monumental Life Insurance Company	Investments in low income housing tax credit properties

Bay State Community Investments II, LLC	Delaware	100% Monumental Life Insurance Company	Investments in low income housing tax credit properties

Benefit Plans, Inc.	Delaware	100% Commonwealth General Corporation	TPA for Peoples Security Life Insurance Company

BF Equity LLC	New York	100% RCC North America LLC	Real estate

Buena Sombra Insurance Agency, Inc.	Maryland	100% Peoples Benefit Life Insurance Company	Insurance agency

BWAC Credit Corporation	Delaware	100% TCFCII	Inactive

BWAC International Corporation	Delaware	100% TCFCII	Retail appliance and furniture stores

BWAC Seventeen, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

BWAC Twelve, Inc.	Delaware	100% TCFCII	Holding company

BWAC Twenty-One, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Camden Asset Management, LP	CA	Partners are: Limited Partner -Monumental Life Insurance Company (47.136%); General Partner - non-affiliate of AEGON, Harpenden (38.114%). Various individuals own the balance of shares.	Investment advisor.

Canadian Premier Holdings Ltd.	Canada	100% AEGON DMS Holding B.V.	Holding company

Canadian Premier Life Insurance Company	Canada	100% Canadian Premier Holdings Ltd.	Insurance company

Capital 200 Block Corporation	Delaware	100% Commonwealth General Corporation	Real estate holdings

Capital General Development Corporation	Delaware	100% Commonwealth General Corporation	Holding company

Capital Liberty, L.P.	Delaware	99.0% Monumental Life Insurance Company (Limited Partner); 1.0% Commonwealth General Corporation (General Partner)	Holding company

Common Wealth Insurance Agency Inc.	Canada	100% Creditor Resources, Inc.	Insurance agency

Commonwealth General Corporation (“CGC”)	Delaware	100% AEGON U.S. Corporation	Holding company

Consumer Membership Services Canada Inc.	Canada	100% Canadian Premier Holdings Ltd.	Marketing of credit card protection membership services in Canada

Cornerstone International Holdings Ltd.	UK	100% AEGON DMS Holding B.V.	Holding company

CRC Creditor Resources Canadian Dealer Network Inc.	Canada	100% Creditor Resources, Inc.	Insurance agency

Creditor Resources, Inc.	Michigan	100% AUSA Holding Co.	Credit insurance

CRI Canada Inc.	Canada	100% Creditor Resources, Inc.	Holding company

CRI Credit Group Services Inc.	Canada	100% Creditor Resources, Inc.	Holding company

Diversified Actuarial Services, Inc.	Massachusetts	100% Diversified Investment Advisors, Inc.	Employee benefit and actuarial consulting

Diversified Investment Advisors, Inc.	Delaware	100% AUSA Holding Co.	Registered investment advisor

Diversified Investors Securities Corp.	Delaware	100% Diversified Investment Advisors, Inc.	Broker-Dealer

Edgewood IP, LLC	Iowa	100% TOLIC	Limited liability company

FED Financial, Inc.	Delaware	100% Academy Insurance Group, Inc.	Special-purpose subsidiary

FGH Eastern Region LLC	Delaware	100% FGH USA LLC	Real estate

FGH Realty Credit LLC	Delaware	100% FGH Eastern Region LLC	Real estate

FGH USA LLC	Delaware	100% RCC North America LLC	Real estate

FGP 109th Street LLC	Delaware	100% FGH USA LLC	Real estate

FGP 90 West Street LLC	Delaware	100% FGH USA LLC	Real estate

FGP Burkewood, Inc.	Delaware	100% FGH USA LLC	Real estate

FGP Bush Terminal, Inc.	Delaware	100% FGH Realty Credit LLC	Real estate

FGP Colonial Plaza, Inc.	Delaware	100% FGH USA LLC	Real estate

FGP Franklin LLC.	Delaware	100% FGH USA LLC	Real estate

FGP Herald Center, Inc.	Delaware	100% FGH USA LLC	Real estate

FGP Heritage Square, Inc.	Delaware	100% FGH USA LLC	Real estate

FGP Islandia, Inc.	Delaware	100% FGH USA LLC	Real estate

FGP Merrick, Inc.	Delaware	100% FGH USA LLC	Real estate

FGP Rockbeach, Inc.	Delaware	100% FGH USA LLC	Real estate

FGP West 32nd Street, Inc.	Delaware	100% FGH USA LLC	Real estate

FGP West Street LLC	Delaware	100% FGH USA LLC	Real estate

FGP West Street Two LLC	Delaware	100% FGH USA LLC	Real estate

Fifth FGP LLC	Delaware	100% FGH USA LLC	Real estate

Financial Planning Services, Inc.	District of Columbia	100% Ampac Insurance Agency, Inc. (EIN #27-1720755)	Special-purpose subsidiary

Financial Resources Insurance Agency of Texas	Texas	100% owned by Dan Trivers, VP & Director of Operations of Transamerica Financial Advisors, Inc., to comply with Texas insurance law	Retail sale of securities products

First FGP LLC	Delaware	100% FGH USA LLC	Real estate

Force Financial Group, Inc.	Delaware	100% Academy Insurance Group, Inc.	Special-purpose subsidiary

Fourth FGP LLC	Delaware	100% FGH USA LLC	Real estate

Garnet Assurance Corporation	Kentucky	100% Life Investors Insurance Company of America	Investments

Garnet Assurance Corporation II	Iowa	100% Monumental Life Insurance Company	Business investments

Garnet Assurance Corporation III	Iowa	100% Transamerica Occidental Life Insurance Company	Business investments

Garnet Community Investments I, LLC	Delaware	100% Life Investors Insurance Company of America	Securities

Garnet Community Investments II, LLC	Delaware	100% Monumental Life Insurance Company	Securities

Garnet Community Investments III, LLC	Delaware	100% Transamerica Occidental Life Insurance Company	Business investments

Garnet Community Investments IV, LLC	Delaware	100% Transamerica Occidental Life Insurance Company	Investments

Garnet Community Investments V, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments VI, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet LIHTC Fund I, LLC	Delaware	100% Garnet Community Investments I, LLC	Investments

Garnet LIHTC Fund II, LLC	Delaware	100% Garnet Community Investments II, LLC	Investments

Garnet LIHTC Fund III, LLC	Delaware	100% Garnet Community Investments III, LLC	Investments

Garnet LIHTC Fund IV, LLC	Delaware	100% Garnet Community Investments IV, LLC	Investments

Garnet LIHTC Fund V, LLC	Delaware	100% Garnet Community Investments V, LLC	Investments

Garnet LIHTC Fund VI, LLC	Delaware	100% Garnet Community Investments VI, LLC	Investments

Gemini Investments, Inc.	Delaware	100% TALIAC	Investment subsidiary

Global Premier Reinsurance Company, Ltd.	British Virgin	100% Commonwealth General Corporation	Reinsurance company

Great Companies, L.L.C.	Iowa	47.50% Money Services, Inc.	Markets & sells mutual funds & individually managed accounts

Greybox L.L.C.	Delaware	100% Transamerica Leasing Holdings, Inc.	Intermodal freight container interchange facilitation service

Home Loans and Finance Ltd.	U.K.	100% TIISI	Inactive — this entity is in the process of being liquidated

Innergy Lending, LLC	Delaware	50% World Financial Group, Inc.; 50% ComUnity Lending, Inc.(non-AEGON entity)	Lending

Insurance Consultants, Inc.	Nebraska	100% Commonwealth General Corporation	Brokerage

InterSecurities, Inc.	Delaware	100% AUSA Holding Co.	Broker-Dealer

Investors Warranty of America, Inc.	Iowa	100% AUSA Holding Co.	Leases business equipment

Iowa Fidelity Life Insurance Co.	Arizona	Ordinary common stock is allowed 60% of total cumulative vote. Participating common stock is allowed 40% of total cumulative vote. First AUSA Life Insurance Co.	Insurance

JMH Operating Company, Inc.	Mississippi	100% People’s Benefit Life Insurance Company	Real estate holdings

Legacy General Insurance Company	Canada	100% Canadian Premier Holdings Ltd.	Insurance company

Life Investors Alliance, LLC	Delaware	100% LIICA	Purchase, own, and hold the equity interest of other entities

Life Investors Insurance Company of America	Iowa	504,032 shares Common Stock owned by AEGON USA, Inc.; 504,033 shares Series A Preferred Stock owned by AEGON USA, Inc.	Insurance

Massachusetts Fidelity Trust Co.	Iowa	100% AUSA Holding Co.	Trust company

Money Concepts (Canada) Limited	Canada	100% National Financial Corporation	Financial services, marketing and distribution

Money Services, Inc.	Delaware	100% AUSA Holding Co.	Provides financial counseling for employees and agents of affiliated companies

Monumental General Administrators, Inc.	Maryland	100% Monumental General Insurance Group, Inc.	Provides management srvcs. to unaffiliated third party administrator

Monumental General Casualty Co.	Maryland	100% AEGON USA, Inc.	Insurance

Monumental General Insurance Group, Inc.	Maryland	100% AUSA Holding Co.	Holding company

Monumental Life Insurance Company	Maryland	73.23% Capital General Development Company; 26.77% First AUSA Life Insurance Company	Insurance Company

National Association Management and Consultant Services, Inc.	Maryland	100% Monumental General Administrators, Inc.	Provides actuarial consulting services

National Financial Corporation	Canada	100% AEGON Canada, Inc.	Holding company

National Financial Insurance Agency, Inc.	Canada	100% 1488207 Ontario Limited	Insurance agency

NEF Investment Company	Calfornia	100% TOLIC	Real estate development

Parkland Insurance Inc.	Canada	100% Creditor Resources, Inc.	Insurance company

Peoples Benefit Life Insurance Company	Iowa	76.3% Monumental Life Insurance Company; 20% Capital Liberty, L.P.; 3.7% CGC	Insurance Company

Peoples Benefit Services, Inc.	Pennsylvania	100% Veterans Life Insurance Company	Special-purpose subsidiary

Primus Guaranty, Ltd.	Bermuda	Partners are: Transamerica Life Insurance Company (13.1%) and non-affiliates of AEGON: XL Capital, Ltd. (34.7%); CalPERS/PCG Corporate Partners Fund, LLC (13.0%); Radian Group (11.1%).	Provides protection from default risk of investment grade corporate and sovereign issues of financial obligations.

Prisma Holdings, Inc. I	Delaware	100% AUSA Holding Co.	Holding company

Prisma Holdings, Inc. II	Delaware	100% AUSA Holding Co.	Holding company

Professional Life & Annuity Insurance Company	Arizona	100% Transamerica Life Insurance Co.	Reinsurance

Pyramid Insurance Company, Ltd.	Hawaii	100% Transamerica Corp.	Property & Casualty Insurance

QSC Holding, Inc.	Delaware	100% AEGON USA Realty Advisors, Inc.	Real estate and financial software production and sales

Quantitative Data Solutions, LLC	Delaware	60% owned by TOLIC	Special purpose corporation

Quest Membership Services, Inc.	Delaware	100% Commonwealth General Corporation	Travel discount plan

RCC North America LLC	Delaware	100% AEGON USA, Inc.	Real estate

RCC Properties Limited Partnership	Iowa	AEGON USA Realty Advisors, Inc. is General Partner and 5% owner; all limited partners are RCC entities within the RCC group	Limited Partnership

Real Estate Alternatives Portfolio 1 LLC	Delaware	Members: 38.356% Transamerica Life Insurance Co.; 34.247% TOLIC; 18.356% LIICA; 6.301% Monumental Life Insurance Co.; 2.74% Transamerica Financial Life Insurance Co.	Real estate alternatives investment

Real Estate Alternatives Portfolio 2 LLC	Delaware	Members: 37.25% Transamerica Life Insurance Co.; 30.75% TOLIC; 22.25% TALIAC; 7.5% Transamerica Financial Life Insurance Co.; 2.25% Stonebridge Life Insurance Co.	Real estate alternatives investment

Real Estate Alternatives Portfolio 3 LLC	Delaware	Members: 27% Transamerica Life Insurance Co.; 23% TOLIC; 19% TALIAC; 1% Stonebridge Life Insurance Co.; 11% LIICA; 14% PBLIC; 5% MLIC	Real estate alternatives investment

Real Estate Alternatives Portfolio 3A LLC	Delaware	Members: 33.4% LIICA; 32% PBLIC; 10% TOLIC; 9.4% MLIC; 9.4% Transamerica Financial Life Insurance Company; 4.8% TALIAC; 1% Stonebridge Life Insurance Co.	Real estate alternatives investment

Realty Information Systems, Inc.	Iowa	100% AEGON USA Realty Advisors, Inc.	Information Systems for real estate investment management

Retirement Project Oakmont	CA	General Partners: Transamerica Products, Inc.; TOLIC; Transameirca Oakmont Retirement Associates, a CA limited partnership. Co-General Partners of Transamerica Oakmont Retirement Associates are Transamerica Oakmont Corp. and Transamerica Products I (Administrative General Partner).	Senior living apartment complex

River Ridge Insurance Company	Vermont	100% AEGON Management Company	Captive insurance company

Roundit, Inc.	Maryland	50% AUSA Holding Co.	Financial services

Second FGP LLC	Delaware	100% FGH USA LLC	Real estate

Seventh FGP LLC	Delaware	100% FGH USA LLC	Real estate

Short Hills Management Company	New Jersey	100% AEGON U.S. Holding Corporation	Holding company

South Glen Apartments, LLC	Iowa	100% Transamerica Affordable Housing, Inc.	Limited liability company

Southwest Equity Life Ins. Co.	Arizona	100% of Common Voting Stock AEGON USA, Inc.	Insurance

Stonebridge Benefit Services, Inc.	Delaware	100% Commonwealth General Corporation	Health discount plan

Stonebridge Casualty Insurance Company	Ohio	197,920 shares of Common Stock owned by AEGON U.S. Corporation; 302,725 shares of Common Stock owned by AEGON USA, Inc.	Insurance company

Stonebridge Group, Inc.	Delaware	100% Commonwealth General Corporation	General purpose corporation

Stonebridge International Insurance Ltd.	UK	100% Cornerstone International Holdings Ltd.	General insurance company

Stonebridge International Marketing Ltd.	UK	100% Cornerstone International Holdings Ltd.	Marketing

Stonebridge Life Insurance Company	Vermont	100% Commonwealth General Corporation	Insurance company

TA Air X, Corp.	Delaware	100% TCFC Air Holdings, Inc.	Special purpose corporation

TA Air XI, Corp.	Delaware	100% TCFC Air Holdings, Inc.	Special purpose corporation

TA Leasing Holding Co., Inc.	Delaware	100% TFC	Holding company

TBC III, Inc.	Delaware	100% TFCFC Asset Holdings, Inc.	Special purpose corporation

TBK Insurance Agency of Ohio, Inc.	Ohio	500 shares non-voting common stock owned by Transamerica Financial Advisors, Inc.; 1 share voting common stock owned by James Krost	Variable insurance contract sales in state of Ohio

TCF Asset Management Corporation	Colorado	100% TCFC Asset Holdings, Inc.	A depository for foreclosed real and personal property

TCFC Air Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

TCFC Asset Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

TCFC Employment, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Used for payroll for employees at TFC

TCFC Tax Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

TFC Properties, Inc.	Delaware	100% Transamerica Corporation	Holding company

The AEGON Trust Advisory Board: Donald J. Shepard, Joseph B.M. Streppel, Alexander R. Wynaendts, and Craig D. Vermie	Delaware		Voting Trust

The Gilwell Company	California	100% TRS	Ground lessee of 517 Washington Street, San Francisco

The Insurance Agency for the American Working Family, Inc.	Maryland	100% Veterans Life Insurance Company	Insurance

The RCC Group, Inc.	Delaware	100% FGH USA LLC	Real estate

The Whitestone Corporation	Maryland	100% AEGON USA, Inc.	Insurance agency

TIHI Mexico, S. de R.L. de C.V.	Mexico	95% TIHI; 5% TOLIC	To render and receive all kind of administrative, accountant, mercantile and financial counsel and assistance to and from any other Mexican or foreign corporation, whether or not this company is a shareholder of them

Transamerica Accounts Holding Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Affinity Services, Inc.	Maryland	100% AEGON Direct Marketing Services, Inc.	Marketing company

Transamerica Affordable Housing, Inc.	California	100% TRS	General partner LHTC Partnership

Transamerica Alquiler de Trailers, S.L.	Spain	100% Transamerica Leasing Holdings, Inc.	Leasing

Transamerica Annuity Service Corporation	New Mexico	100% TSC	Performs services required for structured settlements

Transamerica Aviation LLC	Delaware	100% TCFC Air Holdings, Inc.	Special purpose corporation

Transamerica Business Technologies Corporation.	Delaware	100% Transamerica Corp.	Telecommunications and data processing

Transamerica Capital, Inc.	California	100% AUSA Holding Co.	Broker/Dealer

Transamerica CBO I, Inc.	Delaware	100% Transamerica Corp.	Owns and manages a pool of high-yield bonds

Transamerica China Investments Holdings Limited	Hong Kong	99% TOLIC	Holding company

Transamerica Commercial Finance Canada, Limited	Ontario	100% BWAC Seventeen, Inc.	Dormant

Transamerica Commercial Finance Corporation, I	Delaware	100% TFC	Holding company

Transamerica Commercial Holdings Limited	U.K.	100% BWAC Twenty-One Inc.	Holding company

Transamerica Consultora Y Servicios Limitada	Chile	95% TOLIC; 5% Transamerica International Holdings, Inc.	Special purpose limited liability corporation

Transamerica Consumer Finance Holding Company	Delaware	100% TCFC Asset Holdings, Inc.	Consumer finance holding company

Transamerica Consumer Mortgage Receivables Corporation	Delaware	100% Transamerica Consumer Finance Holding Company	Securitization company

Transamerica Corporation	Delaware	100% The AEGON Trust	Major interest in insurance and finance

Transamerica Corporation (Oregon)	Oregon	100% Transamerica Corp.	Holding company

Transamerica Direct Marketing Asia Pacific Pty Ltd.	Australia	100% AEGON DMS Holding B.V.	Holding company

Transamerica Direct Marketing Australia Pty Ltd.	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Marketing/operations company

Transamerica Direct Marketing Japan K.K.	Japan	100% AEGON DMS Holding B.V.	Marketing company

Transamerica Direct Marketing Korea Ltd.	Korea	99% AEGON DMS Holding B.V.: 1% AEGON International N.V.	Marketing company

Transamerica Direct Marketing Taiwan, Ltd.	Taiwan	100% AEGON DMS Holding B.V.	Authorized business: Enterprise management consultancy, credit investigation services, to engage in business not prohibited or restricted under any law of R.O.C., except business requiring special permission of government

Transamerica Distribution Finance - Overseas, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Commercial Finance

Transamerica Distribution Services, Inc.	Delaware	100% Transamerica Leasing Holdings, Inc.	Dormant

Transamerica Finance Corporation (“TFC”)	Delaware	100% Transamerica Corp.	Commercial & Consumer Lending & equipment leasing

Transamerica Financial Advisors, Inc.	Delaware	100% TSC	Broker/dealer

Transamerica Financial Life Insurance Company	New York	87.40% AEGON USA, Inc.; 12.60% TOLIC	Insurance

Transamerica Financial Resources Ins. Agency of Alabama, Inc.	Alabama	100% Transamerica Financial Advisors, Inc.	Insurance agent & broker

Transamerica Financial Resources Ins. Agency of Massachusetts, Inc.	Massachusetts	100% Transamerica Financial Advisors, Inc	Insurance agent & broker

Transamerica Financial Resources Ins. Agency of Nevada, Inc.	Nevada	100% Transamerica Financial Advisors, Inc.	Insurance agent & broker

Transamerica Fund Advisors, Inc.	Florida	Western Reserve Life Assurance Company of Ohio owns 78%; AUSA Holding Co. owns 22%	Fund advisor

Transamerica Fund Services, Inc.	Florida	100% Western Reserve Life Assurance Co. of Ohio	Mutual fund

Transamerica Funding LP	U.K.	98% Transamerica Leasing Holdings, Inc.; 1% Transamerica Distribution Services, Inc.; 1% BWAC Twenty One, Inc.	Intermodal leasing

Transamerica GmbH, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Holding B.V.	Netherlands	100% AEGON International N.V.	Holding company

Transamerica Home Loan	California	100% TCFC Asset Holdings, Inc.	Consumer mortgages

Transamerica IDEX Mutual Funds	Massachusetts	100% AEGON/Transamerica Fund Advisers, Inc.	Mutual fund

Transamerica Income Shares, Inc.	Maryland	100% AEGON/Transamerica Fund Advisers, Inc.	Mutual fund

Transamerica Index Funds, Inc.	Maryland	100% Transamerica Investment Management, LLC	Mutual fund

Transamerica Insurance Marketing Asia Pacific Pty Ltd.	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Insurance intermediary

Transamerica International Direct Marketing Group, Inc.	Maryland	100% Monumental General Insurance Group, Inc.	Marketing arm for sale of mass marketed insurance coverage

Transamerica International Holdings, Inc.	Delaware	100% Transamerica Corp.	Investments

Transamerica International Insurance Services, Inc. (“TIISI”)	Delaware	100% TSC	Holding & administering foreign operations

Transamerica International RE (Bermuda) Ltd.	Bermuda	100% Transamerica Corp.	Reinsurance

Transamerica Investment Management, LLC	Delaware	21% Transamerica Investment Services, Inc. as Original Member; 21% owned by Professional Members (employees of Transamerica Investment Services, Inc.)	Investment adviser

Transamerica Investment Services, Inc. (“TISI”)	Delaware	100% Transamerica Corp.	Investment adviser

Transamerica Investors, Inc.	Maryland	Maintains advisor status	Advisor

Transamerica Leasing Coordination Center	Belgium	100% Transamerica Leasing Holdings, Inc.	Leasing

Transamerica Leasing Holdings, Inc.	Delaware	100% TA Leasing Holding Company, Inc.	Holding company

Transamerica Life Canada	Canada	100% AEGON Canada Inc.	Life insurance company

Transamerica Life Insurance and Annuity Company (“TALIAC”)	N. Carolina	100% TOLIC	Life insurance

Transamerica Life Insurance Company	Iowa	223,500 shares Common Stock owned by AEGON USA, Inc.; 34,295 shares Common Stock owned by Transamerica Life Insurance and Annuity Company; 42,500 shares Series A Preferred Stock owned by AEGON USA, Inc.	Insurance

Transamerica Mezzanine Financing Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Minerals Company	California	100% TRS	Owner and lessor of oil and gas properties

Transamerica Oakmont Corporation	California	100% TRS	General partner retirement properties

Transamerica Oakmont Retirement Associates	California	Co-General Partners are Transamerica Oakmont Corporation and Transamerica Products I (Administrative General Partner)	Senior living apartments

Transamerica Occidental Life Insurance Company (“TOLIC”)	Iowa	100% TSC	Life Insurance

Transamerica Occidental’s Separate Account Fund C	California	100% TOLIC	Mutual fund

Transamerica Pacific Insurance Company, Ltd.	Hawaii	100% Transamerica Corp.	Life insurance

Transamerica Premier Funds	Maryland	100% Transamerica Investors, Inc.	Investments

Transamerica Products I, Inc.	California	100% TPI	Co-general partner

Transamerica Products, Inc. (“TPI”)	California	100% TSC	Holding company

Transamerica Pyramid Properties LLC	Iowa	100% TOLIC	Realty limited liability company

Transamerica Realty Investment Properties LLC	Delaware	100% TOLIC	Realty limited liability company

Transamerica Realty Services, LLC (“TRS”)	Delaware	100% Transamerica Corp.	Real estate investments

Transamerica Retirement Communities S.F., Inc.	Delaware	100% TFC Properties, Inc.	Owned property

Transamerica Retirement Communities S.J., Inc.	Delaware	100% TFC Properties, Inc.	Owned property

Transamerica Securities Sales Corp.	Maryland	100% TSC	Life insurance sales

Transamerica Service Company (“TSC”)	Delaware	100% TIHI	Passive loss tax service

Transamerica Small Business Capital, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Trailer Holdings I Inc.	Delaware	100% Transamerica Leasing Holdings, Inc.	Holding company

Transamerica Trailer Holdings II Inc.	Delaware	100% Transamerica Leasing Holdings, Inc.	Holding company

Transamerica Trailer Holdings III Inc.	Delaware	100% Transamerica Leasing Holdings, Inc.	Holding company

Transamerica Trailer Leasing (Belgium) N.V.	Belgium	100% Transamerica Leasing Holdings, Inc.	Leasing

Transamerica Trailer Leasing (Netherlands) B.V.	Netherlands	100% Transamerica Leasing Holdings, Inc.	Leasing

Transamerica Trailer Leasing A/S	Denmark	100% Transamerica Leasing Holdings, Inc.	Leasing

Transamerica Trailer Leasing AB	Sweden	100% Transamerica Leasing Holdings, Inc.	Leasing

Transamerica Trailer Leasing AG	Switzerland	100% Transamerica Leasing Holdings, Inc.	Leasing

Transamerica Trailer Leasing GmbH	Germany	100% Transamerica Leasing Holdings, Inc.	Leasing

Transamerica Trailer Leasing Limited	U.K.	100% Transamerica Commercial Holdings Limited	Leasing

Transamerica Trailer Leasing S.N.C.	France	99.99% owned by Greybox LLC; .01% owned by Transamerica Trailer Holdings III, Inc.	Leasing

Transamerica Trailer Leasing Sp. Z.O.O.	Poland	100% Transamerica Leasing Holdings, Inc.	Leasing

Transamerica Transport Inc.	New Jersey	100% Transamerica Leasing Holdings, Inc.	Dormant

Transamerica Vendor Financial Services Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Provides commercial leasing

Unicom Administrative Services, GmbH	Germany	100% Unicom Administrative Services, Inc.	This entity is in the process of being liquidated

Unicom Administrative Services, Inc.	Pennsylvania	100% Academy Insurance Group, Inc.	Provider of admin. services

United Financial Services, Inc.	Maryland	100% AEGON USA, Inc.	General agency

Universal Benefits Corporation	Iowa	100% AUSA Holding Co.	Third party administrator

USA Administration Services, Inc.	Kansas	100% TOLIC	Third party administrator

Valley Forge Associates, Inc.	Pennsylvania	100% Ampac Insurance Agency, Inc. (EIN #27-1720755)	Furniture & equipment lessor

Veterans Insurance Services, Inc.	Delaware	100% Ampac Insurance Agency, Inc. (EIN #27-1720755)	Special-purpose subsidiary

Veterans Life Insurance Company	Illinois	100% AEGON USA, Inc.	Insurance company

Western Reserve Life Assurance Co. of Ohio	Ohio	100% AEGON USA, Inc.	Insurance

WFG Insurance Agency of Puerto Rico, Inc.	Puerto Rico	100% World Financial Group Insurance Agency, Inc.	Insurance agency

WFG Property & Casualty Insurance Agency of Alabama, Inc.	Alabama	100% WFG Property & Casualty Insurance Agency, Inc.	Insurance agency

WFG Property & Casualty Insurance Agency of California, Inc.	California	100% WFG Property & Casualty Insurance Agency, Inc.	Insurance agency

WFG Property & Casualty Insurance Agency of Mississippi, Inc.	Mississippi	100% WFG Property & Casualty Insurance Agency, Inc.	Insurance agency

WFG Property & Casualty Insurance Agency of Nevada, Inc.	Nevada	100% WFG Property & Casualty Insurance Agency, Inc.	Insurance agency

WFG Property & Casualty Insurance Agency, Inc.	Georgia	100% World Financial Group Insurance Agency, Inc.	Insurance agency

WFG Propreties Holdings, LLC	Georgia	100% World Financial Group, Inc.	Marketing

WFG Securities of Canada, Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Mutual fund dealer

Whirlpool Financial Corporation Polska SpoZOO	Poland	100% Transamerica Commercial Holdings Limited	Inactive - commercial finance

World Financial Group Holding Company of Canada Inc.	Canada	100% TIHI	Holding company

World Financial Group Insurance Agency of Canada Inc.	Ontario	50% World Financial Group Holding Co. of Canada Inc.; 50% World Financial Group Subholding Co. of Canada Inc.	Insurance agency

World Financial Group Insurance Agency of Hawaii, Inc.	Hawaii	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of Massachusetts, Inc.	Massachusetts	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of New Mexico, Inc.	New Mexico	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of Wyoming, Inc.	Wyoming	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency, Inc.	California	100% Western Reserve Life Assurance Co. of Ohio	Insurance agency

World Financial Group Subholding Company of Canada Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Holding company

World Financial Group, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Marketing

World Group Securities, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Broker-dealer

WRL Insurance Agency of Massachusetts, Inc.	Massachusetts	100% WRL Insurance Agency, Inc.	Insurance agency

WRL Insurance Agency of Wyoming, Inc.	Wyoming	100% WRL Insurance Agency, Inc.	Insurance agency

WRL Insurance Agency, Inc.	California	100% Western Reserve Life Assurance Co. of Ohio	Insurance agency

Zahorik Company, Inc.	California	100% AUSA Holding Co.	Broker-Dealer

Zahorik Texas, Inc.	Texas	100% Zahorik Company, Inc.	Insurance agency

ZCI, Inc.	Alabama	100% Zahorik Company, Inc.	Insurance agency

Item 27. Number of Contract Owners

As of May 31, 2005, there were 138 Contract owners.

Item 28. Indemnification

The Iowa Code (Sections 490.850 et. seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies producers for determining when indemnification payments can be made.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters–

(a)	AFSG Securities Corporation serves as the principal underwriter for:

AFSG Securities Corporation serves as the principal underwriter for Separate Account VA B, the Retirement Builder Variable Annuity Account, Separate Account VA A, Separate Account VA C, Separate Account VA D, Separate Account VA E, Separate Account VA F, Separate Account VA I, Separate Account VA J, Separate Account VA K, Separate Account VA L, Separate Account VA P, Separate Account VA Q, Separate Account VA R, Separate Account VA S, Separate Account VA W, Transamerica Corporate Separate Account Sixteen, Separate Account VA-1, Separate Account VA-6, Separate Account VA-7, Separate Account VA-8, Separate Account VL A and Legacy Builder Variable Life Separate Account. These accounts are separate accounts of Transamerica Life Insurance Company.

AFSG Securities Corporation serves as principal underwriter for Separate Account VA BNY, Separate Account VA QNY, Separate Account VA WNY, Separate Account C, Separate Account VA-2LNY, TFLIC Series Life Account, and TFLIC Series Annuity Account. These accounts are separate accounts of Transamerica Financial Life Insurance Company.

AFSG Securities Corporation serves as principal underwriter for Separate Account I, Separate Account II and Separate Account V. These accounts are separate accounts of Peoples Benefit Life Insurance Company.

AFSG Securities Corporation serves as principal underwriter for Separate Account VA U, Separate Account VA V, WRL Series Life Account, WRL Series Life Corporate Account, WRL Series Annuity Account and WRL Series Annuity Account B. These accounts are separate accounts of Western Reserve Life Assurance Co. of Ohio.

AFSG Securities Corporation also serves as principal underwriter for Separate Account VA-2L and Transamerica Occidental Life Separate Account VUL-3. These accounts are separate accounts of Transamerica Occidental Life Insurance Company.

AFSG Securities Corporation also serves as principal underwriter for AEGON/Transamerica Series Trust, Transamerica IDEX Mutual Funds and Transamerica Investors, Inc.

(b)	Directors and Officers of AFSG Securities Corporation:

Name	Principal Business Address	Position and Offices with Underwriter
Larry N. Norman	(1)	Director and President
Lisa Wachendorf	(1)	Director, Vice President and Chief Compliance Officer
Frank A. Camp	(1)	Secretary
Darin D. Smith	(1)	Vice President and Assistant Secretary
Linda Gilmer	(1)	Assistant Treasurer
Teresa L. Stolba	(1)	Assistant Compliance Officer
Kim D. Day	(2)	Director and Vice President
John K. Carter	(2)	Vice President
Kyle A. Kellan	(2)	Vice President
Priscilla I. Hechler	(2)	Assistant Secretary and Assistant Vice President
Michael C. Massrock	(2)	Vice President
Clifton W. Flenniken, III	(3)	Assistant Treasurer
Emily Monroe Bates	(4)	Assistant Treasurer

(1)	4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001
(2)	570 Carillon Parkway, St. Petersburg, FL 33716-1202
(3)	111 North Charles Street, Baltimore, MD 21201
(4)	400 West Market Street, Louisville, KY 40202

(c)	Compensation to Principal Underwriter:

Name of Principal Underwriter	Net Underwriting Discounts and Commissions(1)	Compensation on Redemption	Brokerage Commissions	Compensation
AFSG Securities Corporation	0	0	0	0

(1)	Fiscal Year 2004

Item 30. Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Manager Regulatory Filing Unit, Transamerica Life Insurance Company at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

Item 31. Management Services.

All management Contracts are discussed in Part A or Part B.

Item 32. Undertakings

(a)	Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as Premiums under the Contract may be accepted.

(b)	Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or (ii) a space in the Policy application that an applicant can check to request a Statement of Additional Information.

(c)	Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Transamerica Life Insurance Company at the address or phone number listed in the Prospectus.

(d)	Transamerica Life Insurance Company hereby represents that the fees and charges deducted under the contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Transamerica Life Insurance Company.

SECTION 403(B) REPRESENTATIONS

Transamerica Life Insurance Company represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88), regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Policies, and that paragraphs numbered (1) through (4) of that letter will be complied with.

TEXAS ORP REPRESENTATION

The Registrant intends to offer policies to participants in the Texas Option Retirement Program. In connection with that offering, the Registrant is relying on Rule 6c-7 under the Investment Company Act of 1940 and is complying with, or shall comply with, paragraphs (a) – (d) of that Rule.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Cedar Rapids and State of Iowa, on this 29 day of June, 2005.

SEPARATE ACCOUNT VA-7

TRANSAMERICA LIFE INSURANCE COMPANY
Depositor
*
Larry N. Norman
President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the duties indicated.

Signatures	Title	Date
* Ronald L. Ziegler	Director	, 2005

* Larry N. Norman	Director (Principal Executive Officer)	, 2005

/s/ Craig D. Vermie Craig D. Vermie	Director	June 29, 2005

* Arthur C. Schneider	Director	, 2005

* Brenda K. Clancy	Director	, 2005

* Robert J. Kontz	Vice President and Corporate Controller	, 2005

* James A. Beardsworth	Senior Vice President, and Treasurer	, 2005

*	By Craig D. Vermie, Attorney-in-Fact

Registration No.

333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

EXHIBITS

TO

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FOR

SEPARATE ACCOUNT VA-7

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	Page No.*
(3)(a)	Principal Underwriting Agreement

(3)(a)(1)	Amendment to Principal Underwriting Agreement

(14)	Powers of Attorney

*	Page numbers included only in manually executed original.